Schwab Equity Index Funds

Semiannual Report
April 30, 2006

Schwab S&P 500 Index Fund

Schwab Institutional Select®
S&P 500 Fund

Schwab 1000 Index® Fund

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Six cost-efficient ways to tap into the power of the stock market for long-term growth potential.

In This Report

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab or your financial intermediary to request a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information. Select Shares may not be available through financial intermediaries other than Charles Schwab & Co., Inc.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

For over 30 years, Schwab has made it our business to put the needs of the investor first. By keeping our clients' interests as our main focus, Schwab Funds continues to provide a range of innovative investment choices that can serve as a foundation for many asset allocation plans.

I am especially pleased to say that since its inception 15 years ago, the Schwab 1000 Index Fund has benefited from strong performance without ever paying out a capital gains distribution. It is also the only fund in Morningstar's large-cap index category with this long a history that can make this claim. While index strategies in general can help reduce capital gain distributions by reducing the number of buy and sell transactions, the Schwab 1000 Index Fund has been able to eliminate past capital gains distributions by combining a proprietary index with a tax conscious approach to fund management.

The Schwab 1000 Index Fund provides investors with broad market exposure, including both large and mid-cap stocks, reflecting the firm's approach to disciplined, long-term equity investing. In this one fund, you can invest in 1,000 of America's largest companies, gaining exposure to nearly 90% of the value of the U.S. market diversified over 70 different industries. I am particularly proud that we've been able to provide clients with this solid performance and significant tax savings, which can translate into greater returns for investors.

In closing, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We strive every day to warrant the trust you have placed in us and our commitment to you will not change.

Thank you for investing with us.

Sincerely,

Past performance is no guarantee of future results.

Management's Discussion for the six months ended April 30, 2006



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for the Schwab Equity Index Funds for the period ended April 30, 2006. During the report period, the funds generated positive returns and performed as designed by tracking their respective benchmarks.

With their market-tracking performance, broad diversification and lower costs, Schwab Equity Index Funds can complement a portfolio of actively managed funds. For example, the Schwab 1000 Index Fund includes the stocks of the largest 1,000 publicly traded companies in the United States. For investors who want to diversify a portfolio that invests in larger-capitalization stocks, the Schwab Total Stock Market Index Fund provides exposure to the entire domestic stock market. Both of these funds use a tax-efficient management strategy designed to reduce taxable capital gains distributions to shareholders. For example, the Schwab 1000 Index Fund has never paid out a capital gain in its 15 year history.

Here at Schwab, we continue to evaluate opportunities to expand our fund product offering, while striving to provide strong results and good value to investors. I speak for all of Schwab Funds when I say we want Schwab to be the place where investors find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Past performance is no guarantee of future results.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Larry Mano, vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the Schwab Total Stock Market Index Fund and co-management of the remaining funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

The markets remained in a steady growth mode over the past six months and ended the period with positive returns. During the report period, oil prices hit highs never seen before and the Federal Reserve (the Fed) continued to raise short-term interest rates to curb inflationary pressures, raising the rate four consecutive times in the six-month period and bringing the benchmark rate up to 4.75%. This was the 15th rate hike over the past two years and remains the longest span of increases since the 1970s.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel and domestic gasoline prices were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Despite recent weaknesses, domestic equity stocks remained near multi-year highs. Reasonable valuations, a solid earnings season, and expectations that the current monetary policy tightening will soon come to an end have helped to support equity prices. Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Additionally, with the unemployment rate at a healthy 4.7%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations and large foreign capital inflows helped to contain increases in long-term interest rates.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last six months, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth moderated in the fourth quarter of 2005, growth rebounded strongly in the first quarter of 2006 and economic fundamentals remained healthy as of the end of the report period.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for day-to-day co-management of the funds except for the Schwab Total Stock Market Index Fund. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Despite rising interest rates and soaring energy prices, the S&P 500 Index[1] posted gains of 9.64% for the six-month period ending April 30, 2006 while the Russell 2000 Index also displayed a positive return of 18.91%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 22.89% for the six-month period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which returned 0.56% for the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and lower bond prices.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

■ 9.64% **S&P 500® Index:** measures U.S. large-cap stocks

■ 18.91% **Russell 2000® Index:** measures U.S. small-cap stocks

■ 22.89% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East

☐ 0.56% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the six months ended 4/30/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Index Fund

Investor Shares	**9.49%**
Select Shares®	**9.56%**
e.Shares®	**9.60%**
Benchmark	**9.64%**

Performance Details . . . . pages 8-10

Schwab Institutional Select® S&P 500 Fund	**9.61%**
Benchmark	**9.64%**

Performance Details . . . . page 12

Schwab 1000 Index® Fund

Investor Shares	**9.79%**
Select Shares	**9.87%**
Benchmark	**10.07%**

Performance Details . . . pages 14-15

The funds in this report are index funds and share the same basic investment strategy: to match the performance of their respective benchmarks. Each fund, with the exceptions of the Schwab S&P 500 Index Fund and the Schwab Institutional Select S&P 500 Fund, tracks a different index. Bear in mind that indices are unmanaged and include no operational and transaction costs.

The Schwab S&P 500 Index Fund and the Schwab Institutional Select S&P 500 Fund ended the six-month report period up 9.49% and 9.61%, respectively, closely tracking their benchmarks, the S&P 500 Index, which was up 9.64%. The sectors that performed the best during the report period were Materials, Energy, and Industrials, while sectors such as Utilities, Health Care Equipment & Services, and Consumer Staples all appreciated the least. Within the funds, the best performing industry groups for the period were Materials, Transportation, Diversified Financials, and Energy. On the downside, Automobiles & Components, Household & Personal Products, and Food & Staples Retailing all produced negative returns. During the period, the price of oil continued to rise, making energy related stocks some of the top performers. In addition, some of the better performing stocks during the period were Allegheny Technologies Inc., Nucor Corporation, and United States Steel Corporation.

The Schwab 1000 Index Fund was up 9.79% for the six-month period, slightly underperforming its benchmark, the Schwab 1000 Index, which was up 10.07%. The Schwab 1000 Index is comprised of the largest 1000 stocks in the United States. The Index is market-capitalization weighted, and therefore, its returns are most heavily influenced by the largest names in the index. Since its inception 15 years ago, the Schwab 1000 Index Fund has combined a proprietary index with a tax-conscious approach to fund management and has gained over $6.7 billion in assets without ever paying out a capital gains distribution. Some of the top performing stocks were Rambus Inc., Allegheny technologies Inc., and MEMC Electronic Materials, Inc. On the downside, stocks like Lear Corporation and Symantec Corporation detracted from returns.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Management's Discussion continued

Performance at a Glance

Total return for the six months ended 4/30/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Small-Cap Index Fund®

Investor Shares. **16.80%**
Select Shares **16.87%**
Benchmark **16.96%**

Performance Details . . . pages 17-18

Schwab Total Stock Market Index Fund®

Investor Shares. **10.45%**
Select Shares **10.54%**
Benchmark **11.05%**

Performance Details . . . pages 20-21

Schwab International Index Fund®

Investor Shares. **21.19%**
Select Shares **21.27%**
Benchmark **21.74%**

Performance Details . . . pages 23-24

The Schwab Total Stock Market Index Fund returned 10.45% for the period, slightly underperforming its benchmark, the Dow Jones Wilshire 5000 Composite Index[1], which was up 11.05%. This benchmark is a measure of all U.S.-headquartered stocks and encompasses large-cap, mid-cap, small-cap, and micro-cap securities, also known as "all-cap". The index is a market-capitalization weighted benchmark, and overall performance reflects the returns of the largest capitalization names. Some of the top performing sectors for the fund were Materials, Industrials and Energy. In contrast, Utilities and Health Care sectors continued to struggle during the six-month report period. The fund's industry group weights were slightly negative, with positive returns resulting from an underweight to the Media industry group. Some of the better performing stocks within the portfolio were Avanex Corporation and Rambus Inc., while the utilities stock Calpine Corporation slightly detracted from returns.

The Schwab Small Cap Index Fund is market-capitalization weighted and comprised of the second largest 1000 U.S.-headquartered stocks. The fund returned 16.80% for the six-month period, slightly underperforming its benchmark, the Schwab Small-Cap Index, which was up 16.96%. While the fund closely tracked its benchmark for the period, two of the leading contributors to total returns were the Materials and Industrials sectors. Furthermore, the top performing industry groups for the six-month report period were the Semiconductor & Semiconductor Equipment and Capital Goods industries. The portfolio held winning stocks such as Atheros Communications, Inc. and Maxtor Corporation, both of which had impressive six-month performance.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

[1] "Dow Jones", "Wilshire", "The DJW 5000ˢᴹ", "The Dow Jones Wilshire 5000ˢᴹ" and "The Dow Jones Wilshire 5000 Composite Indexˢᴹ" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite Indexˢᴹ, is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.

The Schwab International Index Fund returned 21.19% for the six-month period, closely tracking its benchmark, the Schwab International Index, which is comprised of the largest 350 stocks within 21 developed countries and was up 21.74%. Within the fund, Norway was the country that contributed the most to total returns, while the United Kingdom and Japan were the two underperformers. Top performing sectors within the fund were Materials and Information Technology. Some of the better performing stocks within the portfolio were Abb Ltd. and Schering AG, which appreciated in price after being identified as potential takeover targets. Stocks like Vodafone Group Plc and NTT DoCoMo, both providing cellular service abroad, slightly detracted from returns.

Source of Sector Classification: S&P and MSCI.
Nothing in this report represents a recommendation of a security by the investment adviser.
Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Index Fund

Investor Shares Performance as of 4/30/06

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Investor Shares**   Ticker Symbol: SWPIX
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	8.91%	4.30%	14.52%	10.01%	1.88%	3.15%	8.09%	6.60%
Post-Liquidation (shares were sold)	6.16%	3.42%	9.82%	7.26%	1.72%	2.87%	7.28%	6.30%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- ■ $22,706 **Investor Shares**
- ■ $23,539 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Select Shares® Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWPPX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	■	1 Year ■	■	5 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	9.27%	4.30%	15.00%	10.01%	2.07%	3.15%	6.18%	n/a
Post-Liquidation (shares were sold)	6.56%	3.42%	10.31%	7.26%	1.90%	2.87%	5.54%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $89,060 **Select Shares**
■ $90,330 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

e.Shares® Performance as of 4/30/06

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

Fund: **e.Shares**   Ticker Symbol: SWPEX
Benchmark: **S&P 500® Index**
Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	6 Months ■	1 Year ■	1 Year ■	5 Years ■	5 Years ■	Since Inception ■	Since Inception ■
Pre-Liquidation (still own shares)	9.32%	4.30%	15.01%	10.01%	2.02%	3.15%	8.19%	6.60%
Post-Liquidation (shares were sold)	6.59%	3.42%	10.31%	7.26%	1.85%	2.87%	7.39%	6.30%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $22,924 **e.Shares**
■ $23,539 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Value   Blend   Growth

Large   Medium   Small

Market Cap

Statistics

Number of Holdings	504
Weighted Average Market Cap ($ x 1,000,000)	$91,020
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	3%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000
e.Shares	
($500 for retirement, education and custodial accounts)	$1,000

Top Holdings[4]

Security	% of Net Assets
❶ **Exxon Mobil Corp.**	3.3%
❷ **General Electric Co.**	3.0%
❸ **Citigroup, Inc.**	2.1%
❹ **Bank of America Corp.**	2.0%
❺ **Microsoft Corp.**	1.8%
❻ **Procter & Gamble Co.**	1.6%
❼ **Pfizer, Inc.**	1.6%
❽ **Johnson & Johnson**	1.5%
❾ **American International Group, Inc.**	1.4%
❿ **JPMorgan Chase & Co.**	1.3%
Total	**19.6%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.9% **Financials**
- 15.7% **Information Technology**
- 12.2% **Health Care**
- 11.7% **Industrials**
- 10.0% **Consumer Discretionary**
- 9.8% **Energy**
- 9.2% **Consumer Staples**
- 3.2% **Telecommunication Services**
- 3.1% **Utilities**
- 3.1% **Materials**
- 0.1% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Institutional Select® S&P 500 Fund

Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ **Fund** Ticker Symbol: ISLCX
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	■	1 Year ■	■	5 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	9.37%	4.30%	15.02%	10.01%	2.10%	3.15%	1.34%	n/a
Post-Liquidation (shares were sold)	6.50%	3.42%	10.20%	7.26%	1.92%	2.87%	1.25%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $75,000 Investment[2]

This graph shows performance since inception of a hypothetical $75,000 investment (the minimum investment for this fund) in the fund compared with a similar investment in its benchmark.

- ■ $85,283 **Fund**
- ■ $85,940 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Institutional Select S&P 500 Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	505
Weighted Average Market Cap ($ x 1,000,000)	$90,789
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	1%
Minimum Initial Investment[3]	$75,000

Top Holdings[4]

Security	% of Net Assets
❶ Exxon Mobil Corp.	3.2%
❷ General Electric Co.	3.0%
❸ Citigroup, Inc.	2.1%
❹ Bank of America Corp.	1.9%
❺ Microsoft Corp.	1.8%
❻ Procter & Gamble Co.	1.6%
❼ Pfizer, Inc.	1.5%
❽ Johnson & Johnson	1.4%
❾ American International Group, Inc.	1.4%
❿ JP Morgan Chase & Co.	1.3%
Total	**19.2%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



21.4%	Financials
15.5%	Information Technology
11.9%	Health Care
11.4%	Industrials
9.8%	Consumer Discretionary
9.7%	Energy
9.0%	Consumer Staples
3.1%	Telecommunications Services
3.1%	Materials
3.0%	Utilities
2.1%	Other

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Index® Fund

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- **■** Fund: **Investor Shares**   Ticker Symbol: SNXFX
- **■** Benchmark: **Schwab 1000 Index®**
- **■** Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	▢	1 Year ■	▢	5 Years ■	▢	10 Years ■	▢
Pre-Liquidation (still own shares)	9.59%	4.30%	16.41%	10.01%	2.79%	3.15%	8.46%	6.60%
Post-Liquidation (shares were sold)	6.62%	3.42%	11.08%	7.26%	2.49%	2.87%	7.61%	6.30%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- **■** $23,363 **Investor Shares**
- **■** $24,148 **Schwab 1000 Index®**
- **▢** $23,539 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Index Fund

Select Shares® Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SNXSX
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▪	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	9.64%	4.30%	16.57%	10.01%	2.89%	3.15%	6.84%	n/a
Post-Liquidation (shares were sold)	6.70%	3.42%	11.23%	7.26%	2.59%	2.87%	6.12%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $93,615 **Select Shares**
■ $95,304 **Schwab 1000 Index**®
□ $90,330 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	994
Weighted Average Market Cap ($ x 1,000,000)	$18,068
Price/Earnings Ratio (P/E)	19.3
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	5%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **Exxon Mobil Corp.**	2.7%
❷ **General Electric Co.**	2.5%
❸ **Citigroup, Inc.**	1.8%
❹ **Microsoft Corp.**	1.8%
❺ **Bank of America Corp.**	1.6%
❻ **Procter & Gamble Co.**	1.4%
❼ **Pfizer, Inc.**	1.3%
❽ **Wal-Mart Stores, Inc.**	1.2%
❾ **Johnson & Johnson**	1.2%
❿ **American International Group, Inc.**	1.2%
Total	**16.7%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



■	22.7%	**Financials**
■	15.7%	**Information Technology**
■	11.5%	**Health Care**
■	11.3%	**Consumer Discretionary**
■	11.2%	**Industrials**
■	9.4%	**Energy**
■	8.9%	**Consumer Staples**
■	3.2%	**Materials**
■	3.0%	**Utilities**
■	3.0%	**Telecommunication Services**
	0.1%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares** Ticker Symbol: SWSMX
- ■ Benchmark: **Schwab Small-Cap Index®**
- ■ Fund Category: **Morningstar Small-Cap Blend**



	6 Months		1 Year		5 Years[2]		10 Years[2]	
Fund: Investor Shares	16.80%		30.81%		9.26%		9.42%	
Benchmark	16.96%		31.09%		9.43%		10.25%	
Fund Category	18.15%		31.47%		12.29%		11.57%	

Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	▨	■	▨	■	▨	■	▨
Pre-Liquidation (still own shares)	16.59%	10.34%	30.57%	19.83%	8.86%	12.53%	8.64%	10.15%
Post-Liquidation (shares were sold)	11.16%	8.73%	20.30%	15.15%	7.83%	11.45%	7.89%	9.79%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $24,590 **Investor Shares**
- ■ $26,544 **Schwab Small-Cap Index®**
- □ $24,951 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Select Shares® Performance as of 4/30/06

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWSSX
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months ■	▓	1 Year ■	▓	5 Years ■	▓	Since Inception ■	▓
Pre-Liquidation (still own shares)	16.63%	10.34%	30.78%	19.83%	8.96%	12.53%	9.11%	n/a
Post-Liquidation (shares were sold)	11.24%	8.73%	20.50%	15.15%	7.93%	11.45%	8.32%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $ 117,370 **Select Shares**
■ $ 122,734 **Schwab Small-Cap Index**®
□ $116,597 **Russell 2000**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]



Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	1,053
Weighted Average Market Cap ($ x 1,000,000)	$1,444
Price/Earnings Ratio (P/E)	29.2
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate[2]	25%
Minimum Initial Investment[3]	
Investor Shares ($1,000 for retirement, education and custodial accounts)	$2,500
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ Parametric Technology Corp.	0.3%
❷ Carpenter Technology Corp.	0.2%
❸ Steel Dynamics, Inc.	0.2%
❹ Hansen Natural Corp.	0.2%
❺ Trimble Navigation Ltd.	0.2%
❻ OfficeMax, Inc.	0.2%
❼ Coldwater Creek, Inc.	0.2%
❽ Superior Energy Services, Inc.	0.2%
❾ Investment Technology Group, Inc.	0.2%
❿ Palm, Inc.	0.2%
Total	**2.1%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



20.7%	**Financials**
17.9%	**Information Technology**
16.7%	**Consumer Discretionary**
14.5%	**Industrials**
9.4%	**Health Care**
8.1%	**Energy**
4.9%	**Materials**
3.2%	**Consumer Staples**
3.1%	**Utilities**
1.3%	**Telecommunication Services**
0.2%	**Other**

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWTIX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	▩	1 Year ■	▩	5 Years ■	▩	Since Inception ■	▩
Pre-Liquidation (still own shares)	10.26%	4.30%	17.68%	10.01%	3.93%	3.15%	2.48%	n/a
Post-Liquidation (shares were sold)	7.02%	3.42%	11.87%	7.26%	3.47%	2.87%	2.21%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $12,108 **Investor Shares**
■ $12,263 **Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Select Shares® Performance as of 4/30/06

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWTSX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	▦	■	▦	■	▦	■	▦
Pre-Liquidation (still own shares)	10.04%	4.30%	17.55%	10.01%	4.00%	3.15%	2.55%	n/a
Post-Liquidation (shares were sold)	6.84%	3.42%	11.74%	7.26%	3.54%	2.87%	2.28%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ **$61,175 Select Shares**
■ **$61,314 Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Value   Blend   Growth

Large   Medium   Small

Market Cap

Statistics

Number of Holdings	2,683
Weighted Average Market Cap ($ x 1,000,000)	$71,922
Price/Earnings Ratio (P/E)	19.5
Price/Book Ratio (P/B)	3.0
Portfolio Turnover Rate[2]	2%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ Exxon Mobil Corp.	2.4%
❷ General Electric Co.	2.2%
❸ Citigroup, Inc.	1.6%
❹ Microsoft Corp.	1.6%
❺ Bank of America Corp.	1.5%
❻ Procter & Gamble Co.	1.2%
❼ Pfizer, Inc.	1.2%
❽ Johnson & Johnson	1.1%
❾ American International Group, Inc.	1.1%
❿ Wal-Mart Stores, Inc.	1.0%
Total	**14.9%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 22.2% **Financials**
- 15.6% **Information Technology**
- 12.0% **Consumer Discretionary**
- 11.6% **Health Care**
- 11.5% **Industrials**
- 9.1% **Energy**
- 8.3% **Consumer Staples**
- 3.3% **Materials**
- 3.0% **Utilities**
- 2.8% **Telecommunication Services**
- 0.6% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund®

Investor Shares Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Investor Shares** Ticker Symbol: SWINX
- Benchmark: **Schwab International Index®**
- Fund Category: **Morningstar Foreign Large-Cap Blend**



6 Months			1 Year			5 Years			10 Years		
21.19%	21.74%	23.65%	31.51%	32.92%	35.37%	7.96%	8.62%	7.76%	6.76%	7.25%	7.01%

Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
Pre-Liquidation (still own shares)	20.79%	11.65%	31.08%	23.08%	7.35%	7.49%	6.22%	5.53%
Post-Liquidation (shares were sold)	14.10%	8.35%	20.84%	15.88%	6.50%	6.61%	5.58%	5.23%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- $19,238 **Investor Shares**
- $20,151 **Schwab International Index®**
- $19,094 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 4/30/06

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWISX
■ Benchmark: **Schwab International Index**®
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 5/19/97
Select Shares	21.27%	31.75%	8.12%	6.27%
Schwab International Index	21.74%	32.92%	8.62%	6.65%
Fund Category	23.65%	35.37%	7.76%	6.14%

Total Returns After Tax	6 Months ■	▪	1 Year ■	▪	5 Years ■	▪	Since Inception ■	▪
Pre-Liquidation (still own shares)	20.82%	11.65%	31.27%	23.08%	7.46%	7.49%	5.68%	n/a
Post-Liquidation (shares were sold)	14.18%	8.35%	21.02%	15.88%	6.60%	6.61%	5.08%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $86,160 **Select Shares**
■ $88,922 **Schwab International Index**®
□ $89,070 **MSCI EAFE**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/06 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 4/30/06

Style Assessment[1]

Investment Style



Value   Blend   Growth

Large Medium Small — Market Cap

Top Holdings[2]

Security	% of Net Assets
❶ BP plc	2.5%
❷ HSBC Holdings plc	1.9%
❸ Total SA, Class B	1.7%
❹ GlaxoSmithKline plc	1.6%
❺ Royal Dutch Shell plc, Class A	1.6%
❻ Novartis AG, Registered	1.5%
❼ Toyota Motor Corp.	1.5%
❽ Mitsubishi Toyko Financial Group, Inc.	1.5%
❾ Vodafone Group plc	1.5%
❿ UBS AG, Registered	1.3%
Total	**16.6%**

Statistics

Number of Holdings	353
Weighted Average Market Cap ($ x 1,000,000)	$68,763
Price/Earnings Ratio (P/E)	16.7
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate[3]	10%
Minimum Initial Investment[4]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector and Country Weightings % of Investments

These charts show the fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



33.4%	Financials
11.2%	Energy
9.4%	Consumer Discretionary
7.7%	Materials
7.5%	Health Care
7.2%	Consumer Staples
6.5%	Industrials
6.0%	Telecommunication Services
5.3%	Information Technology
5.1%	Utilities
0.7%	Other

Country



30.9%	United Kingdom
20.3%	Japan
9.9%	France
7.5%	Germany
7.3%	Switzerland
6.9%	Canada
4.3%	Australia
4.1%	Spain
3.9%	Netherlands
3.2%	Italy
1.7%	Sweden

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/06, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Not annualized.

[4] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2005 and held through April 30, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Schwab S&P 500 Index Fund				
Investor Shares				
Actual Return	0.36%	$1,000	$1,094.90	$1.87
Hypothetical 5% Return	0.36%	$1,000	$1,023.01	$1.81
Select Shares®				
Actual Return	0.19%	$1,000	$1,095.60	$0.99
Hypothetical 5% Return	0.19%	$1,000	$1,023.85	$0.95
e.Shares®				
Actual Return	0.21%	$1,000	$1,096.00	$1.09
Hypothetical 5% Return	0.21%	$1,000	$1,023.75	$1.05
Schwab Institutional Select® S&P 500 Fund				
Actual Return	0.10%	$1,000	$1,096.10	$0.52
Hypothetical 5% Return	0.10%	$1,000	$1,024.30	$0.50

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/05	Ending Account Value (Net of Expenses) at 4/30/06	Expenses Paid During Period[2] 11/1/05–4/30/06
Schwab 1000 Index® Fund				
Investor Shares				
Actual Return	0.49%	$1,000	$1,097.90	$2.55
Hypothetical 5% Return	0.49%	$1,000	$1,022.36	$2.46
Select Shares				
Actual Return	0.34%	$1,000	$1,098.70	$1.77
Hypothetical 5% Return	0.34%	$1,000	$1,023.11	$1.71
Schwab Small-Cap Index Fund®				
Investor Shares				
Actual Return	0.57%	$1,000	$1,168.00	$3.06
Hypothetical 5% Return	0.57%	$1,000	$1,021.97	$2.86
Select Shares				
Actual Return	0.42%	$1,000	$1,168.70	$2.26
Hypothetical 5% Return	0.42%	$1,000	$1,022.71	$2.11
Schwab Total Stock Market Index Fund®				
Investor Shares				
Actual Return	0.53%	$1,000	$1,104.50	$2.77
Hypothetical 5% Return	0.53%	$1,000	$1,022.17	$2.66
Select Shares				
Actual Return	0.38%	$1,000	$1,105.40	$1.98
Hypothetical 5% Return	0.38%	$1,000	$1,022.91	$1.91
Schwab International Index Fund®				
Investor Shares				
Actual Return	0.68%	$1,000	$1,211.90	$3.73
Hypothetical 5% Return	0.68%	$1,000	$1,021.42	$3.41
Select Shares				
Actual Return	0.50%	$1,000	$1,212.70	$2.74
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab S&P 500 Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	18.79	17.61	16.36	13.79	16.45	22.15
Income or loss from investment operations:						
Net investment income	0.17	0.34	0.23	0.20	0.20	0.17
Net realized and unrealized gains or losses	1.60	1.14	1.23	2.57	(2.68)	(5.70)
Total income or loss from investment operations	1.77	1.48	1.46	2.77	(2.48)	(5.53)
Less distributions:						
Dividends from net investment income	(0.30)	(0.30)	(0.21)	(0.20)	(0.18)	(0.17)
Net asset value at end of period	20.26	18.79	17.61	16.36	13.79	16.45
Total return (%)	9.49[1]	8.44	9.03	20.39	(15.32)	(25.11)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.36[2]	0.37	0.37	0.36	0.35	0.35
Gross operating expenses	0.36[2]	0.40	0.45	0.46	0.46	0.46
Net investment income	1.65[2]	1.74	1.35	1.45	1.21	0.95
Portfolio turnover rate	2[1]	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	3,760	3,666	3,849	3,510	2,760	3,070

* Unaudited.
[1] Not annualized.
[2] Annualized.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	18.88	17.68	16.41	13.83	16.50	22.21
Income or loss from investment operations:						
Net investment income	0.19	0.36	0.26	0.24	0.22	0.20
Net realized and unrealized gains or losses	1.60	1.16	1.24	2.57	(2.69)	(5.71)
Total income or loss from investment operations	1.79	1.52	1.50	2.81	(2.47)	(5.51)
Less distributions:						
Dividends from net investment income	(0.34)	(0.32)	(0.23)	(0.23)	(0.20)	(0.20)
Net asset value at end of period	20.33	18.88	17.68	16.41	13.83	16.50
Total return (%)	9.56[1]	8.66	9.25	20.62	(15.20)	(24.97)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.19[2]	0.19	0.19	0.19	0.19	0.19
Gross operating expenses	0.20[2]	0.25	0.30	0.31	0.31	0.31
Net investment income	1.82[2]	1.92	1.53	1.63	1.37	1.11
Portfolio turnover rate	2[1]	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	3,997	3,938	4,119	3,692	3,029	3,563

* Unaudited.
[1] Not annualized.
[2] Annualized.

See financial notes.

Financial Highlights

e.Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	18.81	17.62	16.37	13.79	16.46	22.17
Income or loss from investment operations:						
Net investment income	0.19	0.39	0.26	0.23	0.23	0.20
Net realized and unrealized gains or losses	1.60	1.11	1.21	2.56	(2.71)	(5.71)
Total income or loss from investment operations	1.79	1.50	1.47	2.79	(2.48)	(5.51)
Less distributions:						
Dividends from net investment income	(0.33)	(0.31)	(0.22)	(0.21)	(0.19)	(0.20)
Net asset value at end of period	20.27	18.81	17.62	16.37	13.79	16.46
Total return (%)	9.60[1]	8.58	9.10	20.55	(15.32)	(25.02)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.21[2]	0.24	0.28	0.28	0.28	0.28
Gross operating expenses	0.21[2]	0.25	0.30	0.31	0.31	0.31
Net investment income	1.80[2]	1.88	1.44	1.54	1.28	1.02
Portfolio turnover rate	2[1]	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	225	220	249	246	220	304

* Unaudited.

[1] Not annualized.

[2] Annualized.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.9%	Common Stock	6,011,602	7,970,969
—%	U.S. Treasury Obligation	1,730	1,730
99.9%	Total Investments	6,013,332	7,972,699
1.9%	Collateral Invested for Securities on Loan	153,343	153,343
(1.8)%	Other Assets and Liabilities, Net		(143,597)
100.0%	Net Assets		7,982,445

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 99.9% of net assets			
Automobiles & Components 0.5%			
Other Securities	2,119,604	**0.5**	**38,752**
Banks 5.9%			
Wachovia Corp.	1,103,145	0.8	66,023
Wells Fargo & Co.	1,122,198	1.0	77,084
Other Securities	7,425,873	4.1	324,757
		5.9	**467,864**
Capital Goods 9.0%			
3M Co.	509,761	0.5	43,549
General Electric Co.	6,991,906	3.0	241,850
The Boeing Co.	547,990	0.6	45,730
United Technologies Corp.	695,634	0.6	43,693
Other Securities	6,273,582	4.3	341,110
		9.0	**715,932**
Commercial Services & Supplies 0.7%			
Other Securities	1,899,434	**0.7**	**59,593**
Consumer Durables & Apparel 1.2%			
Other Securities	2,323,390	**1.2**	**95,463**
Consumer Services 1.6%			
Other Securities	3,064,370	**1.6**	**127,213**
Diversified Financials 10.3%			
American Express Co.	847,084	0.6	45,582
Bank of America Corp.	3,119,832	2.0	155,742
Citigroup, Inc.	3,360,943	2.1	167,879
JPMorgan Chase & Co.	2,350,716	1.3	106,675
Merrill Lynch & Co., Inc.	627,690	0.6	47,868
Morgan Stanley	734,548	0.6	47,231
The Charles Schwab Corp. *(b)*	696,696	0.2	12,471
The Goldman Sachs Group, Inc.	292,860	0.6	46,943
Other Securities	3,160,709	2.3	188,864
		10.3	**819,255**

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Energy 9.8%			
ChevronTexaco Corp.	1,492,846	1.1	91,093
ConocoPhillips	1,102,104	0.9	73,731
Exxon Mobil Corp.	4,108,071	3.3	259,137
Schlumberger Ltd.	793,759	0.7	54,880
Other Securities	5,080,152	3.8	306,015
		9.8	**784,856**
Food & Staples Retailing 2.3%			
Wal-Mart Stores, Inc.	1,669,193	0.9	75,164
Other Securities	3,167,753	1.4	105,916
		2.3	**181,080**
Food, Beverage & Tobacco 4.6%			
Altria Group, Inc.	1,395,989	1.3	102,130
PepsiCo, Inc.	1,112,831	0.8	64,811
The Coca-Cola Co.	1,404,447	0.7	58,931
Other Securities	3,888,780	1.8	140,568
		4.6	**366,440**
Health Care Equipment & Services 4.4%			
Medtronic, Inc.	803,396	0.5	40,266
UnitedHealth Group, Inc.	911,008	0.6	45,313
Other Securities	5,916,081	3.3	263,451
		4.4	**349,030**
Household & Personal Products 2.3%			
Procter & Gamble Co.	2,216,343	1.6	129,013
Other Securities	1,093,740	0.7	56,293
		2.3	**185,306**
Insurance 4.8%			
American International Group, Inc.	1,752,527	1.4	114,352
Other Securities	5,036,397	3.4	272,828
		4.8	**387,180**
Materials 3.1%			
Other Securities	4,955,646	3.1	246,946
Media 3.3%			
Comcast Corp., Class A *	1,421,332	0.6	43,990
Time Warner, Inc.	3,041,929	0.7	52,930
Other Securities	5,610,885	2.0	162,627
		3.3	**259,547**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 7.8%			
Abbott Laboratories	1,033,479	0.6	44,171
Amgen, Inc. *	780,718	0.7	52,855
Eli Lilly & Co.	758,998	0.5	40,166
Johnson & Johnson	1,998,995	1.5	117,161
Merck & Co., Inc.	1,493,427	0.6	51,404
Pfizer, Inc.	4,958,607	1.6	125,602
Wyeth	909,882	0.6	44,284
Other Securities	4,485,848	1.7	149,569
		7.8	**625,212**
Real Estate 0.9%			
Other Securities	1,471,543	**0.9**	**72,890**
Retailing 3.8%			
Home Depot, Inc.	1,420,313	0.7	56,713
Other Securities	5,942,990	3.1	244,806
		3.8	**301,519**
Semiconductors & Semiconductor Equipment 3.0%			
Intel Corp.	3,925,166	1.0	78,425
Texas Instruments, Inc.	1,099,290	0.5	38,156
Other Securities	4,895,251	1.5	125,260
		3.0	**241,841**
Software & Services 5.3%			
Google, Inc., Class A *	134,770	0.7	56,326
Microsoft Corp.	5,969,102	1.8	144,154
Other Securities	8,419,438	2.8	222,535
		5.3	**423,015**
Technology Hardware & Equipment 7.1%			
Apple Computer, Inc. *	577,402	0.5	40,643
Cisco Systems, Inc. *	4,149,898	1.1	86,940
Dell, Inc. *	1,567,194	0.5	41,061
Hewlett-Packard Co.	1,928,058	0.8	62,604
International Business Machines Corp.	1,057,647	1.1	87,087
Qualcomm, Inc.	1,122,308	0.7	57,619
Other Securities	14,879,815	2.4	187,724
		7.1	**563,678**
Telecommunication Services 3.2%			
AT&T Corp.	2,605,995	0.9	68,303
BellSouth Corp.	1,207,575	0.5	40,792
Sprint Corp. (FON Group)	2,018,827	0.6	50,067

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Verizon Communications, Inc.	1,995,021	0.8	65,896
Other Securities	1,696,909	0.4	31,045
		3.2	**256,103**
Transportation 1.9%			
United Parcel Service, Inc., Class B	737,390	0.8	59,780
Other Securities	1,563,642	1.1	95,167
		1.9	**154,947**
Utilities 3.1%			
Other Securities	6,713,965	**3.1**	**247,307**

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

U.S. Treasury Obligation 0.0% of net assets		
Other Securities 4.65%, 06/15/06	1,740	—	**1,730**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 1.9% of net assets		
State Street Navigator Security Lending Prime Portfolio	153,343	**153,343**

End of collateral invested for securities on loan.

At 04/30/06 the tax basis cost of the fund's investments was $6,079,685, and the unrealized appreciation and depreciation were $2,572,898 and ($679,884), respectively, with a net unrealized appreciation of $1,893,014.

*   Non-income producing security.
(a) All or a portion of this security is on loan. Please see the complete schedule of portfolio holdings.
(b) Issuer is affiliated with the fund's adviser.

Schwab S&P 500 Index Fund

Statement of

Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $148,592 (cost $6,013,332)		$7,972,699
Collateral invested for securities on loan		153,343
Receivables:		
Fund shares sold		7,643
Dividends		9,914
Investments sold		103
Due from brokers for futures		22
Income from securities on loan		14
Prepaid expenses	+	62
Total assets		**8,143,800**

Liabilities

Collateral invested for securities on loan		153,343
Bank overdraft		1,811
Payables:		
Investments bought		503
Investment adviser and administrator fees		59
Transfer agent and shareholder services fees		106
Trustee fees		9
Fund shares redeemed		5,346
Accrued expenses	+	178
Total liabilities		**161,355**

Net Assets

Total assets		8,143,800
Total liabilities	-	161,355
Net assets		**$7,982,445**

Net Assets by Source

Capital received from investors	6,879,295
Net investment income not yet distributed	40,235
Net realized capital losses	(896,452)
Net unrealized capital gains	1,959,367

Net Asset Value (NAV) by Shares Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,759,914		185,581		$20.26
Select Shares	$3,997,040		196,612		$20.33
e.Shares	$225,491		11,126		$20.27

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends		$79,018
Interest		398
Lending of securities	+	91
Total Investment Income		**79,507**

Net Realized Gains and Losses

Net realized loss on investments		(79,099)
Net realized gains on futures contracts	+	2,103
Net realized losses		**(76,996)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		732,899
Net unrealized loss on futures contracts	+	(42)
Net unrealized gains		**732,857**

Expenses

Investment adviser and administrator fees		3,562
Transfer agent and shareholder service fees:		
Investor Shares		4,684
Select Shares		1,919
e.Shares		111
Trustees' fees		27
Custodian fees		130
Portfolio accounting fees		264
Professional fees		41
Registration fees		49
Shareholder reports		93
Other expenses	+	115
Total expenses		10,995
Expense reduction	-	266
Net expenses		**10,729**

Increase in Net Assets from Operations

Total investment income		79,507
Net expenses	-	10,729
Net investment income		**68,778**
Net realized losses		(76,996)
Net unrealized gains	+	732,857
Increase in net assets from operations		**$724,639**

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		11/1/05-4/30/06	11/1/04-10/31/05
Net investment income		$68,778	$150,655
Net realized gains or losses		(76,996)	77,682
Net unrealized gains	+	732,857	464,991
Increase in net assets from operations		**724,639**	**693,328**

Distributions Paid

Dividends from net investment income			
Investor Shares		57,584	64,372
Select Shares		67,949	75,732
e.Shares	+	3,806	4,246
Total dividends from net investment income		**$129,339**	**$144,350**

Transactions in Fund Shares

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		9,981	$197,377	24,608	$453,452
Select Shares		14,917	294,800	44,426	826,293
e.Shares	+	1,207	23,792	2,521	46,535
Total shares sold		**26,105**	**$515,969**	**71,555**	**$1,326,280**
Shares Reinvested					
Investor Shares		2,823	$55,000	3,370	$61,509
Select Shares		3,056	59,681	3,694	67,604
e.Shares	+	177	3,443	210	3,838
Total shares reinvested		**6,056**	**$118,124**	**7,274**	**$132,951**
Shares Redeemed					
Investor Shares		(22,302)	($439,568)	(51,474)	($955,673)
Select Shares		(29,967)	(593,136)	(72,497)	(1,349,747)
e.Shares	+	(1,950)	(38,361)	(5,182)	(96,047)
Total shares redeemed		**(54,219)**	**($1,071,065)**	**(129,153)**	**($2,401,467)**
Net transactions in fund shares		**(22,058)**	**($436,972)**	**(50,324)**	**($942,236)**

Shares Outstanding and Net Assets

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		415,377	$7,824,117	465,701	$8,217,375
Total increase or decrease	+	(22,058)	158,328	(50,324)	(393,258)
End of period		**393,319**	**$7,982,445**	**415,377**	**$7,824,117**
Net investment income not yet distributed			**$40,235**		**$100,796**

 See financial notes.

Schwab Institutional Select® S&P 500 Fund

Financial Statements

Financial Highlights

	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	9.57	8.95	8.30	7.00	8.36	11.26
Income or loss from investment operations:						
Net investment income	0.09	0.15	0.13	0.12	0.12	0.12
Net realized and unrealized gains or losses	0.82	0.62	0.64	1.30	(1.37)	(2.91)
Total income or loss from investment operations	0.91	0.77	0.77	1.42	(1.25)	(2.79)
Less distributions:						
Dividends from net investment income	(0.13)	(0.15)	(0.12)	(0.12)	(0.11)	(0.11)
Net asset value at end of period	10.35	9.57	8.95	8.30	7.00	8.36
Total return (%)	9.61[1]	8.64	9.36	20.65	(15.18)	(24.95)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.10[2]	0.10	0.15	0.15	0.15	0.15
Gross operating expenses	0.27[2]	0.33	0.35	0.36	0.37	0.37
Net investment income	1.91[2]	1.82	1.56	1.65	1.38	1.14
Portfolio turnover rate	1[1]	3	3	4	12	13
Net assets, end of period ($ x 1,000,000)	1,627	1,246	348	272	203	261

* Unaudited.
[1] Not annualized.
[2] Annualized.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
97.6%	Common Stock	1,450,531	1,587,548
2.1%	Short-term Investment	33,759	33,759
0.1%	U.S. Treasury Obligation	1,385	1,385
—%	Warrants	—	5
99.8%	Total Investments	1,485,675	1,622,697
3.2%	Collateral Invested for Securities on Loan	52,289	52,289
(3.0)%	Other Assets and Liabilities, Net		(48,078)
100.0%	Net Assets		1,626,908

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 97.6% of net assets			
Automobiles & Components 0.5%			
Other Securities	426,790	**0.5**	**7,808**
Banks 5.7%			
Wachovia Corp.	216,884	0.8	12,981
Wells Fargo & Co.	223,507	0.9	15,353
Other Securities	1,466,658	4.0	64,265
		5.7	**92,599**
Capital Goods 8.7%			
3M Co.	100,918	0.5	8,621
General Electric Co. *(b)*	1,389,157	3.0	48,051
The Boeing Co.	108,755	0.6	9,076
United Technologies Corp.	135,183	0.5	8,491
Other Securities	1,248,908	4.1	67,971
		8.7	**142,210**
Commercial Services & Supplies 0.7%			
Other Securities	380,918	**0.7**	**11,931**
Consumer Durables & Apparel 1.2%			
Other Securities	471,024	**1.2**	**19,376**
Consumer Services 1.6%			
Other Securities	613,412	**1.6**	**25,496**
Diversified Financials 10.0%			
American Express Co.	167,007	0.6	8,987
Bank of America Corp.	619,453	1.9	30,923
Citigroup, Inc. *(b)*	670,119	2.1	33,472
JPMorgan Chase & Co.	467,242	1.3	21,203
Merrill Lynch & Co., Inc. *(a)*	123,751	0.6	9,437
Morgan Stanley	144,865	0.6	9,315
The Charles Schwab Corp. *(c)*	138,053	0.2	2,471
The Goldman Sachs Group, Inc.	58,280	0.6	9,342
Other Securities	633,595	2.1	37,800
		10.0	**162,950**
Energy 9.7%			
ChevronTexaco Corp.	295,180	1.1	18,012
ConocoPhillips	219,278	0.9	14,670
Exxon Mobil Corp. *(b)*	818,509	3.2	51,632
Schlumberger Ltd.	157,960	0.7	10,921
Other Securities	1,024,669	3.8	61,573
		9.7	**156,808**

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Food & Staples Retailing 2.2%			
Wal-Mart Stores, Inc. *(b)*	331,003	0.9	14,905
Other Securities	618,591	1.3	20,653
		2.2	**35,558**
Food, Beverage & Tobacco 4.5%			
Altria Group, Inc. *(b)*	277,037	1.3	20,268
PepsiCo, Inc.	221,457	0.8	12,898
The Coca-Cola Co.	278,685	0.7	11,694
Other Securities	769,940	1.7	27,697
		4.5	**72,557**
Health Care Equipment & Services 4.3%			
Medtronic, Inc.	158,177	0.5	7,928
UnitedHealth Group, Inc.	179,731	0.6	8,940
Other Securities	1,187,361	3.2	52,508
		4.3	**69,376**
Household & Personal Products 2.3%			
Procter & Gamble Co.	442,075	1.6	25,733
Other Securities	227,184	0.7	11,528
		2.3	**37,261**
Insurance 4.7%			
American International Group, Inc.	346,166	1.4	22,587
Other Securities	996,518	3.3	54,104
		4.7	**76,691**
Materials 3.0%			
Other Securities	992,890	**3.0**	**49,574**
Media 3.2%			
Comcast Corp., Class A *(b)* *	285,866	0.5	8,847
Time Warner, Inc.	602,216	0.7	10,479
Other Securities	1,119,904	2.0	32,486
		3.2	**51,812**
Pharmaceuticals & Biotechnology 7.6%			
Abbott Laboratories *(b)*	205,200	0.5	8,770
Amgen, Inc. *(b)* *	154,266	0.7	10,444
Eli Lilly & Co.	151,043	0.5	7,993
Johnson & Johnson	396,907	1.4	23,263
Merck & Co., Inc.	294,616	0.6	10,141
Pfizer, Inc. *(b)*	981,301	1.5	24,856
Wyeth	179,132	0.5	8,718
Other Securities	898,706	1.9	29,909
		7.6	**124,094**
Real Estate 0.9%			
Other Securities	291,826	**0.9**	**14,430**
Retailing 3.7%			
Home Depot, Inc.	280,687	0.7	11,208
Other Securities	1,194,809	3.0	48,916
		3.7	**60,124**
Semiconductors & Semiconductor Equipment 3.0%			
Intel Corp.	779,308	1.0	15,571
Other Securities	1,255,497	2.0	32,833
		3.0	**48,404**
Software & Services 5.2%			
Google, Inc., Class A *	27,017	0.7	11,291
Microsoft Corp. *(b)*	1,187,871	1.8	28,687
Other Securities	1,703,120	2.7	44,837
		5.2	**84,815**
Technology Hardware & Equipment 6.9%			
Apple Computer, Inc. *	113,843	0.5	8,013
Cisco Systems, Inc. *	828,626	1.1	17,360
Dell, Inc. *(b)* *	309,593	0.5	8,111
Hewlett-Packard Co.	381,550	0.8	12,389
International Business Machines Corp.	211,184	1.1	17,389
Qualcomm, Inc.	220,893	0.7	11,341
Other Securities	3,059,611	2.2	38,198
		6.9	**112,801**
Telecommunication Services 3.1%			
AT&T Corp.	517,670	0.8	13,568
BellSouth Corp.	239,828	0.5	8,101
Sprint Corp. (FON Group)	396,631	0.6	9,837
Verizon Communications, Inc.	390,339	0.8	12,893
Other Securities	346,834	0.4	6,356
		3.1	**50,755**
Transportation 1.9%			
United Parcel Service, Inc., Class B	145,982	0.7	11,835
Other Securities	308,562	1.2	18,746
		1.9	**30,581**

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Utilities 3.0%		
Other Securities 1,354,742	**3.0**	**49,537**

Security Rate, Maturity Date	Face Amount ($ x 1,000)
Short-term Investment 2.1% of net assets	
Brown Brothers Harriman & Co. Cash Management Sweep 4.24%, 05/01/06 33,759	**33,759**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets
U.S. Treasury Obligation 0.1% of net assets	
Other Securities 4.54% , 06/15/06 1,393	**0.1**

(Value $ x 1,000: **1,385**)

Security and Number of Shares	Value ($ x 1,000)
Warrants 0.0% of net assets	
Other Securities , 12/10/07 11,390 —	**5**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 3.2% of net assets		
State Street Navigator Security Lending Prime Portfolio	52,289	**52,289**

End of collateral invested for securities on loan.

At April 30, 2006 the tax basis cost of the fund's investments was $1,497,328, and the unrealized appreciation and depreciation were $188,050 and ($62,681), respectively, with a net unrealized appreciation of $125,369.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains/Losses
Futures Contracts			
S&P 500 Index, e-mini, Long, expires 06/16/06	324	21,318	151
S&P 500 Index, Long expires 06/15/06	47	15,462	(15)
			136

*   Non-income producing security.
(a) All or a portion of security is on loan.
(b) All or a portion of this security is held as collateral for open futures contracts.
(c) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $51,065 (cost $1,485,675)	$1,622,697
Collateral invested for securities on loan	52,289
Receivables:	
Fund shares sold	3,532
Dividends	1,960
Due from brokers for futures	12
Interest	12
Income from securities on loan	2
Prepaid expenses	+ 41
Total assets	**1,680,545**

Liabilities

Collateral invested for securities on loan	52,289
Payables:	
Investments bought	83
Fund shares redeemed	1,100
Transfer agent and shareholder services fees	10
Accrued expenses	+ 155
Total liabilities	**53,637**

Net Assets

Total assets	1,680,545
Total liabilities	- 53,637
Net assets	**$1,626,908**

Net Assets by Source

Capital received from investors	1,537,349
Net investment income not yet distributed	8,715
Net realized capital losses	(56,314)
Net unrealized capital gains	137,158

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,626,908		157,132		10.35

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Dividends		$13,984
Interest		437
Securities on loan	+	29
Total investment income		**14,450**
Net Realized Gains and Losses		
Net realized losses on investments		(6,592)
Net realized gains on futures contracts	+	2,396
Net realized losses		**(4,196)**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		118,778
Net unrealized gains on futures contracts	+	232
Net unrealized gains		**119,010**
Expenses		
Investment adviser and administrator fees		1,098
Transfer agent and shareholder service fees		606
Trustees' fees		6
Portfolio accounting fees		55
Custodian fees		36
Professional fees		16
Registration fees		80
Shareholder reports		45
Other expenses	+	12
Total expenses		1,954
Expense reduction	-	1,231
Net expenses		**723**
Increase in Net Assets from Operations		
Total investment income		14,450
Net expenses	-	723
Net investment income		**13,727**
Net realized Losses		(4,196)
Net unrealized gains	+	119,010
Increase in net assets from operations		**$128,541**

 See financial notes.

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05-4/30/06	11/1/04-10/31/05
Net investment income	$13,727	$15,535
Net realized losses	(4,196)	(626)
Net unrealized gains	+ 119,010	24,327
Increase in net assets from operations	**128,541**	**39,236**

Distributions Paid

Dividends from net investment income	**$18,249**	**$6,241**

Transactions in Fund Shares

	11/1/05-4/30/06		11/1/04-10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	39,948	$401,728	102,956	$975,330
Shares reinvested	1,660	16,500	537	4,985
Shares redeemed	+ (14,686)	(147,737)	(12,169)	(115,050)
Net transactions in fund shares	**26,922**	**$270,491**	**91,324**	**$865,265**

Shares Outstanding and Net Assets

	11/1/05-4/30/06		11/1/04-10/31/0	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	130,210	$1,246,125	38,886	$347,865
Total increase	+ 26,922	380,783	91,324	898,260
End of period	**157,132**	**$1,626,908**	**130,210**	**$1,246,125**
Net investment income not yet distributed		**$8,715**		**$13,237**

Schwab 1000 Index® Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	35.31	32.54	30.25	25.25	29.57	39.95
Income or loss from investment operations:						
Net investment income	0.28	0.55	0.37	0.33	0.31	0.26
Net realized and unrealized gains or losses	3.16	2.70	2.26	4.99	(4.36)	(10.40)
Total income or loss from investment operations	3.44	3.25	2.63	5.32	(4.05)	(10.14)
Less distributions:						
Dividends from net investment income	(0.46)	(0.48)	(0.34)	(0.32)	(0.27)	(0.24)
Net asset value at end of period	38.29	35.31	32.54	30.25	25.25	29.57
Total return (%)	9.79[1]	10.04	8.78	21.34	(13.87)	(25.50)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.49[2]	0.50	0.50	0.49	0.46	0.46
Gross operating expenses	0.49[2]	0.50	0.50	0.51	0.52	0.51
Net investment income	1.42[2]	1.49	1.15	1.27	1.04	0.78
Portfolio turnover rate	4[1]	6	5	5	9	8
Net assets, end of period ($ x 1,000,000)	4,255	4,166	4,258	3,974	3,223	3,852

* Unaudited.
[1] Not annualized.
[2] Annualized.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	35.34	32.56	30.27	25.26	29.58	39.98
Income or loss from investment operations:						
Net investment income	0.29	0.56	0.42	0.37	0.35	0.31
Net realized and unrealized gains or losses	3.17	2.74	2.25	4.99	(4.36)	(10.41)
Total income or loss from investment operations	3.46	3.30	2.67	5.36	(4.01)	(10.10)
Less distributions:						
Dividends from net investment income	(0.51)	(0.52)	(0.38)	(0.35)	(0.31)	(0.30)
Net asset value at end of period	38.29	35.34	32.56	30.27	25.26	29.58
Total return (%)	9.87[1]	10.21	8.90	21.52	(13.77)	(25.40)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.34[2]	0.35	0.35	0.35	0.35	0.35
Gross operating expenses	0.34[2]	0.35	0.35	0.36	0.37	0.36
Net investment income	1.56[2]	1.63	1.30	1.41	1.15	0.89
Portfolio turnover rate	4[1]	6	5	5	9	8
Net assets, end of period ($ x 1,000,000)	2,512	2,328	2,138	1,996	1,588	1,911

* Unaudited.
[1] Not annualized.
[2] Annualized.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.8%	Common Stock	3,358,125	6,752,642
0.1%	Foreign Common Stock	3,598	5,937
—%	Other Investments	3,539	3,539
—%	U.S. Treasury Obligation	1,193	1,193
99.9%	Total Investments	3,366,455	6,763,311
5.7%	Collateral Invested for Securities on Loan	383,468	383,468
(5.6)%	Other Assets and Liabilities, Net		(380,036)
100.0%	Net Assets		6,766,743

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets			
Automobiles & Components 0.4%			
Other Securities	1,539,696	**0.4**	**30,089**
Banks 5.5%			
Wachovia Corp.	738,452	0.7	44,196
Wells Fargo & Co.	758,898	0.8	52,129
Other Securities	6,678,493	4.0	276,590
		5.5	372,915
Capital Goods 8.3%			
3M Co.	355,034	0.5	30,331
General Electric Co. *(b)*	4,830,822	2.5	167,098
The Boeing Co.	383,389	0.5	31,994
United Technologies Corp.	472,763	0.4	29,694
Other Securities	5,504,653	4.4	304,425
		8.3	563,542
Commercial Services & Supplies 1.0%			
Other Securities	1,965,010	**1.0**	**66,573**
Consumer Durables & Apparel 1.4%			
Other Securities	2,112,151	**1.4**	**93,612**
Consumer Services 2.1%			
Other Securities	3,521,571	**2.1**	**145,793**
Diversified Financials 9.4%			
American Express Co. *(b)*	589,477	0.5	31,720
Bank of America Corp. *(b)*	2,153,468	1.6	107,501
Citigroup, Inc.	2,399,975	1.8	119,879
JPMorgan Chase & Co.	1,642,938	1.1	74,556
Merrill Lynch & Co., Inc.	433,262	0.5	33,041
Morgan Stanley	514,848	0.5	33,105
The Charles Schwab Corp. *(b)(c)*	599,315	0.2	10,728
The Goldman Sachs Group, Inc.	207,972	0.5	33,336
Other Securities	3,305,303	2.7	190,013
		9.4	633,879

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Energy 9.3%			
ChevronTexaco Corp.	1,021,877	0.9	62,355
ConocoPhillips	768,139	0.8	51,388
Exxon Mobil Corp.	2,936,104	2.7	185,209
Schlumberger Ltd.	544,006	0.5	37,613
Other Securities	5,328,721	4.4	296,406
		9.3	**632,971**
Food & Staples Retailing 2.3%			
Wal-Mart Stores, Inc. *(a)(b)*	1,909,877	1.2	86,002
Other Securities	2,127,200	1.1	71,071
		2.3	**157,073**
Food, Beverage & Tobacco 4.6%			
Altria Group, Inc. *(b)*	949,415	1.0	69,459
PepsiCo, Inc.	766,287	0.7	44,629
The Coca-Cola Co.	1,110,804	0.7	46,609
Other Securities	4,356,049	2.2	153,491
		4.6	**314,188**
Health Care Equipment & Services 4.2%			
UnitedHealth Group, Inc.	628,712	0.5	31,272
Other Securities	5,666,457	3.7	254,287
		4.2	**285,559**
Household & Personal Products 2.0%			
Procter & Gamble Co.	1,576,602	1.4	91,774
Other Securities	848,924	0.6	42,726
		2.0	**134,500**
Insurance 5.9%			
American International Group, Inc.	1,197,136	1.2	78,113
Berkshire Hathaway, Inc., Class A *	706	0.9	62,834
Other Securities	4,978,229	3.8	255,430
		5.9	**396,377**
Materials 3.2%			
Other Securities	4,910,304	**3.2**	**218,316**
Media 3.7%			
Comcast Corp., Class A *	989,202	0.5	30,616
Time Warner, Inc.	2,034,138	0.5	35,394
Other Securities	8,230,857	2.7	186,520
		3.7	**252,530**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 7.3%			
Abbott Laboratories *(b)*	700,446	0.5	29,937
Amgen, Inc. *(b)* *	558,760	0.6	37,828
Genentech, Inc. *	472,019	0.6	37,625
Johnson & Johnson	1,371,817	1.2	80,402
Merck & Co., Inc.	1,038,585	0.5	35,748
Pfizer, Inc.	3,461,210	1.3	87,672
Wyeth	598,983	0.4	29,152
Other Securities	4,241,708	2.2	153,514
		7.3	**491,878**
Real Estate 2.0%			
Other Securities	2,959,596	**2.0**	**132,896**
Retailing 3.9%			
Home Depot, Inc.	968,695	0.6	38,680
Other Securities	5,765,170	3.3	223,119
		3.9	**261,799**
Semiconductors & Semiconductor Equipment 3.0%			
Intel Corp.	2,761,028	0.8	55,165
Texas Instruments, Inc. *(b)*	811,084	0.4	28,153
Other Securities	4,638,916	1.8	117,619
		3.0	**200,937**
Software & Services 5.9%			
Google, Inc., Class A *	136,348	0.9	56,985
Microsoft Corp. *(b)*	4,886,447	1.8	118,008
Oracle Corp. *	2,388,510	0.5	34,848
Other Securities	6,274,816	2.7	192,090
		5.9	**401,931**
Technology Hardware & Equipment 6.4%			
Cisco Systems, Inc. *	3,078,089	1.0	64,486
Dell, Inc. *	1,116,476	0.4	29,252
Hewlett-Packard Co.	1,345,218	0.7	43,679
International Business Machines Corp.	746,116	0.9	61,435
Qualcomm, Inc.	775,828	0.6	39,831
Other Securities	12,051,584	2.8	195,824
		6.4	**434,507**
Telecommunication Services 3.0%			
AT&T Corp. *(b)*	1,811,648	0.7	47,483
BellSouth Corp.	845,066	0.4	28,546
Sprint Corp. (FON Group) *(b)*	1,367,507	0.5	33,914

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Verizon Communications, Inc.	1,351,137	0.7	44,628
Other Securities	2,267,721	0.7	46,437
		3.0	201,008
Transportation 1.9%			
United Parcel Service, Inc., Class B	510,825	0.6	41,413
Other Securities	1,679,800	1.3	86,839
		1.9	128,252
Utilities 3.0%			
Other Securities	5,825,579	**3.0**	201,517

\Foreign Common Stock 0.1% of net assets

Cayman Islands 0.1%

Energy 0.1%

Other Securities	96,995	**0.1**	**5,937**

Security Rate, Maturity Date Face Amount ($ x 1,000)			% of Net Assets

Other Investments 0.0% of net assets

Other Securities 1.00% , 12/31/30	3,539	**0.1**	**3,539**

U.S. Treasury Obligation 0.0% of net assets

Other Securities 4.65% , 06/15/06	1,200	—	**1,193**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 5.7% of net assets		
State Street Navigator Security Lending Prime Portfolio	383,468	**383,468**

End of collateral invested for securities on loan.

At 04/30/06 the tax basis cost of the fund's investments was $3,371,206, and the unrealized appreciation and depreciation were $3,543,933 and ($151,828), respectively, with a net unrealized appreciation of $3,392,105.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains/Losses
Futures Contracts			
S&P 500 Index, e-mini, Long, expires 06/16/06	30	1,974	**31**

* Non-income producing security.
(a) All or a portion of this security is on loan.
(b) All or a portion of this security is held as collateral for open futures contracts.
(c) Issuer is affiliated with the fund's adviser.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $373,913 (cost $3,366,455)	$6,763,311
Collateral invested for securities on loan	383,468
Receivables:	
Fund shares sold	3,281
Dividends	7,318
Due from brokers for futures	11
Interest	38
Income from securities on loan	69
Prepaid expenses	+ 85
Total assets	**7,157,581**

Liabilities

Collateral invested for securities on loan	383,468
Payables:	
Investments bought	287
Investment adviser and administrator fees	123
Transfer agent and shareholder services fees	108
Trustee fees	7
Fund shares redeemed	6,673
Accrued expenses	+ 172
Total liabilities	**390,838**

Net Assets

Total assets	7,157,581
Total liabilities	- 390,838
Net assets	**$6,766,743**

Net Assets by Source

Capital received from investors	3,726,642
Net investment income not yet distributed	29,372
Net realized capital losses	(386,158)
Net unrealized capital gains	3,396,887

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,255,015		111,123		$38.29
Select Shares	$2,511,728		65,594		$38.29

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends (net of foreign witholding taxes of $4)		$63,046
Interest		237
Lending of securities	+	256
Total Investment Income		**63,539**

Net Realized Gains and Losses

Net realized gains on investments		126,723
Net realized gains on futures contracts	+	693
Net realized gains		**127,416**

Net Unrealized Gains and Losses

Net unrealized gains on investments		450,730
Net unrealized gains on futures contracts	+	39
Net unrealized gains		**450,769**

Expenses

Investment adviser and administrator fees		7,372
Transfer agent and shareholder service fees:		
Investor Shares		5,298
Select Shares		1,220
Trustees' fees		23
Custodian fees		72
Portfolio accounting fees		215
Professional fees		35
Registration fees		41
Shareholder reports		88
Other expenses	+	98
Total expenses		**14,462**

Increase in Net Assets from Operations

Total investment income		63,539
Total expenses	-	14,462
Net investment income		**49,077**
Net realized gains		127,416
Net unrealized gains	+	450,769
Increase in net assets from operations		**$627,262**

 See financial notes.

Statements of

Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

TransactionOperations

		11/1/05–4/30/06	11/1/04–10/31/05
Net investment income		$49,077	$101,492
Net realized gains		127,416	45,444
Net unrealized gains	+	450,769	485,599
Increase in net assets from operations		**627,262**	**632,535**

Distributions Paid

Dividends from net investment income			
Investor Shares		53,026	61,678
Select Shares	+	33,855	33,954
Total dividends from net investment income		**$86,881**	**$95,632**

Transactions in Fund Shares

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		3,821	$142,076	10,950	$375,768
Select Shares	+	5,303	196,974	11,316	393,335
Total shares sold		**9,124**	**$339,050**	**22,266**	**$769,103**
Shares Reinvested					
Investor Shares		1,329	$48,830	1,674	$56,670
Select Shares	+	769	28,221	840	28,419
Total shares reinvested		**2,098**	**$77,051**	**2,514**	**$85,089**
Shares Redeemed					
Investor Shares		(12,016)	($446,989)	(25,490)	($881,852)
Select Shares	+	(6,351)	(236,301)	(11,930)	(410,943)
Total shares redeemed		**(18,367)**	**($683,290)**	**(37,420)**	**($1,292,795)**
Net transactions in fund shares		**(7,145)**	**($267,189)**	**(12,640)**	**($438,603)**

Shares Outstanding and Net Assets

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		183,862	$6,493,551	196,502	$6,395,251
Total increase or decrease	+	(7,145)	273,192	(12,640)	98,300
End of period		**176,717**	**$6,766,743**	**183,862**	**$6,493,551**
Net investment income net yet distributed			**$29,372**		**$67,176**

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	**11/1/05– 4/30/06***	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	22.31	19.92	18.22	13.27	15.98	21.06
Income or loss from investment operations:						
Net investment income	0.12	0.14	0.13	0.11	0.13	0.07
Net realized and unrealized gains or losses	3.60	2.38	1.68	4.98	(2.17)	(2.76)
Total income or loss from investment operations	3.72	2.52	1.81	5.09	(2.04)	(2.69)
Less distributions:						
Dividends from net investment income	(0.14)	(0.13)	(0.11)	(0.14)	(0.09)	(0.08)
Distributions from net realized gains	(0.15)	—	—	—	(0.58)	(2.31)
Total distributions	(0.29)	(0.13)	(0.11)	(0.14)	(0.67)	(2.39)
Net asset value at end of period	25.74	22.31	19.92	18.22	13.27	15.98
Total return (%)	16.80[1]	12.66	9.98	38.72	(13.66)	(13.66)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.57[2]	0.58	0.59	0.56	0.49	0.49
Gross operating expenses	0.57[2]	0.58	0.59	0.60	0.60	0.61
Net investment income	0.92[2]	0.57	0.66	0.74	0.77	0.49
Portfolio turnover rate	25[1]	40	39	34	44	49
Net assets, end of period ($ x 1,000,000)	887	823	869	886	722	804

* Unaudited.
[1] Not annualized.
[2] Annualized.

 See financial notes.

Schwab Small-Cap Index Fund

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	22.36	19.96	18.25	13.28	16.00	21.09
Income or loss from investment operations:						
Net investment income	0.13	0.17	0.17	0.14	0.14	0.11
Net realized and unrealized gains or losses	3.61	2.39	1.68	4.99	(2.18)	(2.78)
Total income or loss from investment operations	3.74	2.56	1.85	5.13	(2.04)	(2.67)
Less distributions:						
Dividends from net investment income	(0.18)	(0.16)	(0.14)	(0.16)	(0.10)	(0.11)
Distributions from net realized gains	(0.15)	–	–	–	(0.58)	(2.31)
Total distributions	(0.33)	(0.16)	(0.14)	(0.16)	(0.68)	(2.42)
Net asset value at end of period	25.77	22.36	19.96	18.25	13.28	16.00
Total return (%)	16.87[1]	12.86	10.16	39.02	(13.62)	(13.56)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.42[2]	0.41	0.42	0.41	0.38	0.38
Gross operating expenses	0.42[2]	0.43	0.44	0.45	0.45	0.46
Net investment income	1.07[2]	0.74	0.82	0.89	0.88	0.60
Portfolio turnover rate	25[1]	40	39	34	44	49
Net assets, end of period ($ x 1,000,000)	867	795	761	759	638	727

* Unaudited.

[1] Not annualized.

[2] Annualized.

See financial notes. 53

Schwab Small-Cap Index Fund

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.8%	Common Stock	1,317,145	1,750,228
0.1%	Short-Term Investment	2,473	2,473
—%	U.S. Treasury Obligation	224	224
99.9%	Total Investments	1,319,842	1,752,925
11.8%	Collateral Invested for Securities on Loan	206,607	206,607
(11.7)%	Other Assets and Liabilities, Net		(205,591)
100.0%	Net Assets		1,753,941

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets			
Automobiles & Components 0.9%			
Other Securities	747,909	**0.9**	**15,465**
Banks 8.2%			
Bancorpsouth, Inc.	114,368	0.1	2,931
First Citizens BancShares, Inc., Class A	15,465	0.1	2,958
Other Securities	5,431,889	8.0	138,188
		8.2	**144,077**
Capital Goods 8.2%			
AGCO Corp. *	125,945	0.2	2,981
Armor Holdings, Inc. *	48,216	0.2	2,945
DRS Technologies, Inc.	54,291	0.2	3,015
GATX Corp.	69,790	0.2	3,266
Lincoln Electric Holdings, Inc.	57,525	0.2	3,153
Toro Co.	60,335	0.2	2,984
Other Securities	3,784,057	7.0	125,809
		8.2	**144,153**
Commercial Services & Supplies 3.5%			
Other Securities	2,246,689	**3.5**	**61,365**
Consumer Durables & Apparel 3.7%			
Other Securities	2,487,522	**3.7**	**65,457**
Consumer Services 4.6%			
Orient-Express Hotels Ltd., Class A	79,772	0.2	3,271
Sotheby's Holdings, Inc., Class A *	97,741	0.2	2,931
Other Securities	2,496,798	4.2	74,262
		4.6	**80,464**
Diversified Financials 2.1%			
Greenhill & Co., Inc. (a)	45,682	0.2	3,240
Investment Technology Group, Inc. *	63,465	0.2	3,363
Other Securities	1,110,520	1.7	30,874
		2.1	**37,477**
Energy 8.1%			
Boardwalk Pipeline Partners, LP (a)	141,435	0.2	3,187

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Foundation Coal Holdings, Inc.	62,278	0.2	3,157
Holly Corp.	41,603	0.2	3,211
Magellan Midstream Partners *(a)*	92,608	0.2	3,145
Maverick Tube Corp. *(a)* *	59,311	0.2	3,228
Seacor Holdings, Inc. *	34,616	0.2	3,062
Superior Energy Services, Inc. *	104,787	0.2	3,369
Other Securities	4,192,039	6.7	120,167
		8.1	**142,526**
Food & Staples Retailing 0.9%			
Rite Aid Corp. *	721,895	0.2	3,248
Other Securities	407,602	0.7	12,691
		0.9	**15,939**
Food, Beverage & Tobacco 1.6%			
Hansen Natural Corp. *(a)* *	30,715	0.2	3,976
Other Securities	849,710	1.4	24,616
		1.6	**28,592**
Health Care Equipment & Services 5.1%			
Brookdale Senior Living, Inc. *(a)*	78,669	0.2	2,993
WebMD Health Corp., Class A *(a)* *	69,724	0.2	3,034
Other Securities	2,747,195	4.7	83,420
		5.1	**89,447**
Household & Personal Products 0.6%			
Other Securities	978,677	**0.6**	**11,210**
Insurance 4.1%			
Arch Capital Group Ltd. *	49,227	0.2	2,991
Other Securities	2,389,812	3.9	68,036
		4.1	**71,027**
Materials 4.9%			
Albemarle Corp.	63,716	0.2	3,047
Carpenter Technology Corp.	36,101	0.2	4,294
Steel Dynamics, Inc.	67,162	0.2	4,194
Other Securities	3,269,798	4.3	74,357
		4.9	**85,892**
Media 2.1%			
Other Securities	2,899,400	**2.1**	**36,677**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 4.3%			
Other Securities	3,434,199	**4.3**	**75,126**
Real Estate 6.3%			
Taubman Centers, Inc.	70,883	0.2	2,916
Other Securities	4,066,384	6.1	107,670
		6.3	**110,586**
Retailing 5.4%			
Coldwater Creek, Inc. *	120,979	0.2	3,383
Nutri/System, Inc. *(a)* *	46,448	0.1	3,152
OfficeMax, Inc.	87,792	0.2	3,398
The Men's Wearhouse, Inc. *(b)*	82,645	0.1	2,929
Other Securities	3,393,715	4.8	82,036
		5.4	**94,898**
Semiconductors & Semiconductor Equipment 4.1%			
Amkor Technology, Inc. *(a)* *	245,218	0.2	2,965
Cree, Inc. *(a)* *	108,896	0.2	3,247
Cymer, Inc. *	56,165	0.2	2,903
PMC - Sierra, Inc. *(a)* *	254,323	0.2	3,161
Spansion, Inc. Class A *	171,763	0.2	2,941
Other Securities	4,700,305	3.1	55,708
		4.1	**70,925**
Software & Services 8.1%			
Factset Research Systems, Inc.	66,796	0.2	2,948
Parametric Technology Corp. *	347,452	0.3	5,191
Sybase, Inc. *	135,719	0.2	2,955
VeriFone Holdings, Inc. *(a)* *	101,143	0.2	3,131
Other Securities	6,782,444	7.2	127,466
		8.1	**141,691**
Technology Hardware & Equipment 5.8%			
3Com Corp. *(b)* *	540,019	0.2	2,911
Foundry Networks, Inc. *	211,524	0.2	3,006
Palm, Inc. *(a)* *	147,560	0.2	3,335
Polycom, Inc. *	138,739	0.2	3,052
Trimble Navigation Ltd. *	74,801	0.2	3,544
Other Securities	4,984,459	4.8	86,363
		5.8	**102,211**

See financial notes.

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Telecommunication Services 1.3%			
SBA Communications Corp. *	118,934	0.1	2,988
Other Securities	1,629,645	1.2	19,141
		1.3	**22,129**
Transportation 2.8%			
Amerco, Inc. *	29,704	0.2	3,102
Continental Airlines, Inc., Class B *	125,511	0.2	3,268
Swift Transportation Co., Inc. *	102,350	0.2	3,065
Other Securities	1,428,115	2.2	39,645
		2.8	**49,080**
Utilities 3.1%			
Other Securities	2,811,247	**3.1**	**53,814**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
Short-term Investment 0.1% of net assets		
Other Securities 4.24% , 05/01/06	2,473	**0.1**	**2,473**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets
U.S. Treasury Obligation 0.0% of net assets	
Other Securities 4.50% , 06/15/06	225	—	**224**

End of Investments.

Security	Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 11.8% of net assets		
State Street Navigator Security Lending Prime Portfolio	206,607	**206,607**

End of collateral invested for securities on loan.

At 04/30/06 the tax basis cost of the fund's investments was $1,321,010, and the unrealized appreciation and depreciation were $493,730 and ($61,815), respectively, with a net unrealized appreciation of $431,915.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contracts			
Russell 2000 Index, e-mini Futures, Long, expires 06/16/06	33	2,537	**62**

* Non-income producing security.
(a) All or a portion of security is on loan.
(b) All or a portion of this security is held as collateral for open futures contracts.

56   See financial notes.

Statement of
Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $201,400 (cost $1,319,842)	$1,752,925
Collateral invested for securities on loan	206,607
Cash	4
Receivables:	
Fund shares sold	1,017
Dividends	920
Due from brokers for futures	39
Interest	1
Income from securities on loan	166
Prepaid expenses	+ 25
Total assets	**1,961,704**

Liabilities

Collateral invested for securities on loan	206,607
Payables:	
Investment adviser and administrator fees	42
Transfer agent and shareholder services fees	25
Trustee fees	2
Fund shares redeemed	1,021
Accrued expenses	+ 66
Total liabilities	**207,763**

Net Assets

Total assets	1,961,705
Total liabilities	- 207,764
Net assets	**$1,753,941**

Net Assets by Source

Capital received from investors	1,143,459
Net investment income not yet distributed	5,663
Net realized capital gains	171,674
Net unrealized capital gains	433,145

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$887,320		34,472		$25.74
Select Shares	866,621		33,625		$25.77

Schwab Small-Cap Index Fund

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Dividends		$11,437
Interest		181
Lending of securities	+	940
Total Investment Income		**12,558**
Net Realized Gains and Losses		
Net realized gains on investments		171,587
Net realized gains on futures contracts	+	1,321
Net realized gains		**172,908**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		82,370
Net unrealized gains on futures contracts	+	62
Net unrealized gains		**82,432**
Expenses		
Investment adviser and administrator fees		2,489
Transfer agent and shareholder service fees:		
Investor Shares		1,069
Select Shares		417
Trustees' fees		8
Custodian fees		28
Portfolio accounting fees		74
Professional fees		24
Registration fees		39
Shareholder reports		24
Other expenses	+	11
Total expenses		**4,183**
Expense reduction	-	9
Net expenses		**4,174**
Increase in Net Assets from Operations		
Total investment income		12,558
Net expenses	-	4,174
Net investment income		**8,384**
Net realized gains		172,908
Net unrealized gains	+	82,432
Increase in net assets from operations		**$263,724**

 See financial notes.

Statements of

Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		11/1/05–4/30/06	11/1/04–10/31/05
Net investment income		$8,384	$10,894
Net realized gains		172,908	81,311
Net unrealized gains	+	82,432	109,886
Increase in net assets from operations		**263,724**	**202,091**

Distributions Paid

		11/1/05–4/30/06	11/1/04–10/31/05
Dividends from net investment income			
Investor Shares		4,995	5,474
Select Shares	+	6,216	5,977
Total dividends from net investment income		**11,211**	**11,451**
Distributions from net realized gains			
Investor Shares		5,339	–
Select Shares	+	5,155	–
Total distributions from net realized gains		**10,494**	**–**
Total distributions		**$21,705**	**$11,451**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	1,624	$39,846	4,246	$91,743
Select Shares	1,593	38,223	5,026	109,688
Total shares sold	**3,217**	**$78,069**	**9,272**	**$201,431**
Shares Reinvested				
Investor Shares	414	$9,612	237	$5,085
Select Shares	451	10,498	256	5,502
Total shares reinvested	**865**	**$20,110**	**493**	**$10,587**
Shares Redeemed				
Investor Shares	(4,460)	($107,767)	(11,218)	($243,579)
Select Shares	(3,979)	(96,464)	(7,843)	(170,831)
Total shares redeemed	**(8,439)**	**($204,231)**	**(19,061)**	**($414,410)**
Net transactions in fund shares	**(4,357)**	**($106,052)**	**(9,296)**	**($202,392)**

Shares Outstanding and Net Assets

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		72,454	$1,617,974	81,750	$1,629,726
Total increase or decrease	+	(4,357)	135,967	(9,296)	(11,752)
End of period		**68,097**	**$1,753,941**	**72,454**	**$1,617,974**
Net investment income not yet distributed			**$5,663**		**$8,490**

See financial notes. 59

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	20.77	19.04	17.48	14.35	16.62	22.49
Income or loss from investment operations:						
Net investment income	0.15	0.29	0.19	0.16	0.16	0.15
Net realized and unrealized gains or losses	2.01	1.69	1.53	3.14	(2.27)	(5.87)
Total income or loss from investment operations	2.16	1.98	1.72	3.30	(2.11)	(5.72)
Less distributions:						
Dividends from net investment income	(0.25)	(0.25)	(0.16)	(0.17)	(0.16)	(0.15)
Net asset value at end of period	22.68	20.77	19.04	17.48	14.35	16.62
Total return (%)	10.45[1]	10.45	9.93	23.24	(12.86)	(25.55)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.53[2]	0.54	0.56	0.53	0.40	0.40
Gross operating expenses	0.53[2]	0.54	0.56	0.59	0.62	0.65
Net investment income	1.34[2]	1.37	1.07	1.18	1.11	0.94
Portfolio turnover rate	2[1]	2	2	3	2	2
Net assets, end of period ($ x 1,000,000)	635	600	592	469	263	224

* Unaudited.
[1] Not annualized.
[2] Annualized.

 See financial notes.

Financial Highlights

Select Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	20.83	19.09	17.52	14.37	16.65	22.52
Income or loss from investment operations:						
Net investment income	0.16	0.31	0.22	0.20	0.19	0.18
Net realized and unrealized gains or losses	2.02	1.71	1.54	3.14	(2.29)	(5.87)
Total income or loss from investment operations	2.18	2.02	1.76	3.34	(2.10)	(5.69)
Less distributions:						
Dividends from net investment income	(0.28)	(0.28)	(0.19)	(0.19)	(0.18)	(0.18)
Net asset value at end of period	22.73	20.83	19.09	17.52	14.37	16.65
Total return (%)	10.54[1]	10.63	10.10	23.50	(12.81)	(25.40)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.38[2]	0.39	0.39	0.36	0.27	0.27
Gross operating expenses	0.38[2]	0.39	0.41	0.44	0.47	0.50
Net investment income	1.48[2]	1.52	1.23	1.35	1.24	1.07
Portfolio turnover rate	2[1]	2	2	3	2	2
Net assets, end of period ($ x 1,000,000)	688	617	548	429	264	257

* Unaudited.
[1] Not annualized.
[2] Annualized.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.2%	Common Stock	1,043,807	1,312,676
0.1%	Foreign Common Stock	424	1,172
0.6%	Short-term Investment	7,239	7,239
—%	Preferred Stock	64	81
—%	U.S. Treasury Obligation	358	358
—%	Warrants	147	—
—%	Rights	—	—
99.9%	Total Investments	1,052,039	1,321,526
2.9%	Collateral Invested for Securities on Loan	38,046	38,046
(2.8)%	Other Assets and Liabilities, Net		(36,453)
100.0%	Net Assets		1,323,119

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Common Stock 98.7% of net assets			
Automobiles & Components 0.5%			
Other Securities	347,286	0.5	6,758
Banks 6.1%			
U.S. Bancorp	158,531	0.4	4,984
Wachovia Corp.	138,300	0.6	8,277
Wells Fargo & Co.	137,577	0.7	9,450
Other Securities	1,521,605	4.4	57,368
		6.1	80,079
Capital Goods 8.2%			
3M Co.	65,000	0.4	5,553
General Electric Co. (c)	834,466	2.2	28,864
The Boeing Co.	68,800	0.5	5,741
United Technologies Corp.	84,068	0.4	5,280
Other Securities	1,251,482	4.7	63,426
		8.2	108,864
Commercial Services & Supplies 1.4%			
Other Securities	576,327	1.4	18,024
Consumer Durables & Apparel 1.7%			
Other Securities	603,093	1.7	21,882
Consumer Services 2.3%			
Other Securities	811,002	2.3	30,852
Diversified Financials 8.6%			
American Express Co.	105,150	0.4	5,658
Bank of America Corp. (c)	381,577	1.5	19,048
Citigroup, Inc. (c)	412,286	1.6	20,594
Goldman Sachs Group, Inc.	38,700	0.5	6,203
JPMorgan Chase & Co.	295,944	1.0	13,430
Merrill Lynch & Co., Inc.	79,800	0.5	6,086
Morgan Stanley	90,300	0.4	5,806
The Charles Schwab Corp. (d)	111,120	0.2	1,989
Other Securities	636,703	2.5	34,890
		8.6	113,704

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Energy 9.0%			
ChevronTexaco Corp.	178,939	0.8	10,919
ConocoPhillips	136,723	0.7	9,147
Exxon Mobil Corp. *(c)*	493,166	2.4	31,109
Schlumberger Ltd.	100,000	0.5	6,914
Other Securities	1,183,283	4.6	60,885
		9.0	**118,974**
Food & Staples Retailing 2.1%			
Wal-Mart Stores, Inc.	309,100	1.0	13,919
Other Securities	479,291	1.1	14,422
		2.1	**28,341**
Food, Beverage & Tobacco 4.3%			
Altria Group, Inc.	168,800	0.9	12,349
PepsiCo, Inc.	140,800	0.6	8,200
The Coca-Cola Co.	202,200	0.7	8,484
Other Securities	807,654	2.1	27,593
		4.3	**56,626**
Health Care Equipment & Services 4.5%			
UnitedHealth Group, Inc.	118,880	0.5	5,913
Other Securities	1,349,101	4.0	54,090
		4.5	**60,003**
Household & Personal Products 1.9%			
Procter & Gamble Co. *(c)*	269,915	1.2	15,712
Other Securities	185,847	0.7	8,663
		1.9	**24,375**
Insurance 5.4%			
American International Group, Inc.	211,922	1.1	13,828
Berkshire Hathaway, Inc., Class A *	119	0.8	10,591
Other Securities	954,859	3.5	46,740
		5.4	**71,159**
Materials 3.3%			
Other Securities	1,033,610	**3.3**	**43,761**
Media 3.7%			
Time Warner, Inc.	367,052	0.5	6,387
Other Securities	1,779,977	3.2	42,805
		3.7	**49,192**

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 7.0%			
Abbott Laboratories	125,705	0.4	5,373
Amgen, Inc. *	103,268	0.6	6,991
Genentech, Inc. *	83,300	0.5	6,640
Johnson & Johnson	246,370	1.1	14,440
Merck & Co., Inc.	183,552	0.5	6,318
Pfizer, Inc.	610,192	1.2	15,456
Wyeth	109,400	0.4	5,325
Other Securities	1,036,478	2.3	32,209
		7.0	**92,752**
Real Estate 2.2%			
Other Securities	750,984	**2.2**	**29,611**
Retailing 4.0%			
Home Depot, Inc.	170,200	0.5	6,796
Other Securities	1,313,538	3.5	46,538
		4.0	**53,334**
Semiconductors & Semiconductor Equipment 2.9%			
Intel Corp.	483,832	0.7	9,667
Other Securities	1,228,512	2.2	28,822
		2.9	**38,489**
Software & Services 6.1%			
Google, Inc., Class A *	22,900	0.7	9,571
Microsoft Corp. *(c)*	839,250	1.6	20,268
Oracle Corp. *	434,449	0.5	6,339
Other Securities	1,700,197	3.3	44,301
		6.1	**80,479**
Technology Hardware & Equipment 6.3%			
Cisco Systems, Inc. *	511,909	0.8	10,724
Dell, Inc. *	195,500	0.4	5,122
Hewlett-Packard Co.	239,636	0.6	7,781
International Business Machines Corp.	131,510	0.8	10,829
Qualcomm, Inc.	135,100	0.5	6,936
Other Securities	2,520,512	3.2	41,810
		6.3	**83,202**
Telecommunication Services 2.8%			
AT&T Corp.	332,806	0.7	8,723
BellSouth Corp.	160,887	0.4	5,435
Sprint Corp. (FON Group)	231,530	0.5	5,742
Verizon Communications, Inc.	247,572	0.6	8,177
Other Securities	478,197	0.6	8,574
		2.8	**36,651**

See financial notes.   63

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Transportation 1.9%		
United Parcel Service, Inc., Class B	91,480	0.6	7,416
Other Securities	401,612	1.3	18,129
	1.9	**25,545**
Utilities 3.0%		
Other Securities	1,135,373	**3.0**	**40,019**

Foreign Common Stock 0.1% of net assets

Cayman Islands 0.1%		
Energy 0.1%		
Other Securities	19,155	**0.1**	**1,172**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

Short-term Investment 0.6% of net assets

Brown Brothers Harriman & Co. Cash Management Sweep 4.24%, 05/01/06	7,239	**7,239**

Security and Number of Shares

Preferred Stock 0.0% of net assets

Real Estate 0.0%		
Other Securities 6.00%	1,200	—	**81**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)

U.S. Treasury Obligation 0.0% of net assets

Other Securities 4.61% , 06/15/06	360	—	**358**

Security and Number of Shares

Warrants 0.0% of net assets

Other Securities	11	—	—

Rights 0.0% of net assets

Other Securities	1,640	—	—

End of Investments.

Security	Number of Shares

Collateral Invested for Securities on Loan 2.9% of net assets

State Street Navigator Security Lending Prime Portfolio	38,046	**38,046**

End of collateral invested for securities on loan.

At April 30, 2006 the tax basis cost of the fund's investments was $1,052,896, and the unrealized appreciation and depreciation were $384,670 and ($116,040), respectively, with a net unrealized appreciation of $268,630.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contracts			
Russell 2000 Index, e-mini Futures, Long, expires 06/16/06	38	2,921	132
S&P 500 Index, e-mini, Long, expires 06/16/06	53	3,487	53
			185

*   Non-income producing security.
(a)   All or a portion of this security is on loan. Please see the complete schedule of portfolio holdings.
(b)   Fair-valued by Management. Please see the complete schedule of portfolio holdings.
(c)   All or a portion of this security is held as collateral for open futures contracts.
(d)   Issuer is affiliated with the fund's adviser.

Statement of

Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $36,960 (cost $1,052,039)	$1,321,526
Collateral invested for securities on loan	38,046
Cash	6
Receivables:	
Fund shares sold	1,156
Dividends	1,368
Investments sold	161
Due from brokers for futures	25
Interest	3
Income from securities on loan	15
Prepaid expenses	+ 34
Total assets	**1,362,340**

Liabilities

Collateral invested for securities on loan	38,046
Payables:	
Fund shares redeemed	1,012
Investments bought	47
Investment adviser and administrator fees	27
Transfer agent and shareholder services fees	19
Trustee fees	2
Accrued expenses	+ 68
Total liabilities	**39,221**

Net Assets

Total assets	1,362,340
Total liabilities	- 39,221
Net assets	**$1,323,119**

Net Assets by Source

Capital received from investors	1,064,144
Net investment income not yet distributed	5,465
Net realized capital losses	(16,162)
Net unrealized capital gains	269,672

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$635,151		27,999		$22.68
Select Shares	$687,968		30,270		$22.73

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends (net of foreign withholding taxes of $1)	$11,665
Interest	131
Lending of securities	+ 81
Total Investment Income	**11,877**

Net Realized Gains and Losses

Net realized gains on investments	1,870
Net realized gains on futures contracts	+ 267
Net realized gains	**2,137**

Net Unrealized Gains and Losses

Net unrealized gains on investments	115,277
Net unrealized gains on futures contracts	+ 120
Net unrealized gains	**115,397**

Expenses

Investment adviser and administrator fees	1,597
Transfer agent and shareholder service fees:	
Investor Shares	775
Select Shares	326
Trustees' fees	7
Custodian fees	27
Portfolio accounting fees	76
Professional fees	23
Registration fees	46
Shareholder reports	13
Other expenses	+ 9
Total expenses	**2,899**

Increase in Net Assets from Operations

Total investment income	11,877
Total expenses	- 2,899
Net investment income	**8,978**
Net realized gains	2,137
Net unrealized gains	+ 115,397
Increase in net assets from operations	**$126,512**

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	11/1/05–4/30/06	11/1/04–10/31/05
Net investment income	$8,978	$17,477
Net realized gains	2,137	3,994
Net unrealized gains	+ 115,397	97,829
Increase in net assets from operations	**126,512**	**119,300**

Distributions Paid

Dividends from net investment income		
Investor Shares	7,046	7,770
Select Shares	+ 8,255	7,956
Total dividends from net investment income	**$15,301**	**$15,726**

Transactions in Fund Shares

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	2,156	$47,464	5,085	$102,573
Select Shares	3,233	71,181	6,795	138,664
Total shares sold	**5,389**	**$118,645**	**11,880**	**$241,237**
Shares Reinvested				
Investor Shares	302	$6,537	362	$7,203
Select Shares	315	6,823	328	6,531
Total shares reinvested	**617**	**$13,360**	**690**	**$13,734**
Shares Redeemed				
Investor Shares	(3,342)	($73,387)	(7,672)	($155,939)
Select Shares	(2,911)	(63,996)	(6,203)	(126,000)
Total shares redeemed	**(6,253)**	**($137,383)**	**(13,875)**	**($281,939)**
Net transactions in fund shares	**(247)**	**($5,378)**	**(1,305)**	**($26,968)**

Shares Outstanding and Net Assets

	11/1/05–4/30/06		11/1/04–10/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	58,516	$1,217,286	59,821	$1,140,680
Total increase or decrease	+ (247)	105,833	(1,305)	76,606
End of period	**58,269**	**$1,323,119**	**58,516**	**$1,217,286**
Net investment income not yet distributed		**$5,465**		**$11,788**

 See financial notes.

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/05– 4/30/06*	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	17.07	14.82	12.74	10.47	12.22	17.13
Income or loss from investment operations:						
Net investment income	0.92	0.35	0.26	0.23	0.21	0.15
Net realized and unrealized gains or losses	2.65	2.18	2.05	2.25	(1.82)	(4.81)
Total income or loss from investment operations	3.57	2.53	2.31	2.48	(1.61)	(4.66)
Less distributions:						
Dividends from net investment income	(0.35)	(0.28)	(0.23)	(0.21)	(0.14)	(0.25)
Net asset value at end of period	20.29	17.07	14.82	12.74	10.47	12.22
Total return (%)	21.19[1]	17.30	18.40	24.24	(13.34)	(27.58)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.68[2]	0.68	0.69	0.65	0.58	0.58
Gross operating expenses	0.69[2]	0.72	0.73	0.74	0.76	0.75
Net investment income	2.33[2]	2.05	1.78	2.01	1.70	1.14
Portfolio turnover rate	10[1]	10	1	7	13	18
Net assets, end of period ($ x 1,000,000)	695	595	550	494	443	519

* Unaudited.
[1] Not annualized.
[2] Annualized.

Financial Highlights

Select Shares	11/1/05–4/30/06*	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)						
Net asset value at beginning of period	17.09	14.83	12.75	10.47	12.23	17.14
Income or loss from investment operations:						
Net investment income	0.99	0.38	0.28	0.25	0.21	0.16
Net realized and unrealized gains or losses	2.59	2.19	2.05	2.26	(1.82)	(4.80)
Total income or loss from investment operations	3.58	2.57	2.33	2.51	(1.61)	(4.64)
Less distributions:						
Dividends from net investment income	(0.38)	(0.31)	(0.25)	(0.23)	(0.15)	(0.27)
Net asset value at end of period	20.29	17.09	14.83	12.75	10.47	12.23
Total return (%)	21.27[1]	17.56	18.56	24.50	(13.31)	(27.45)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.50	0.50	0.49	0.47	0.47
Gross operating expenses	0.54[2]	0.57	0.58	0.59	0.61	0.60
Net investment income	2.52[2]	2.23	1.97	2.19	1.81	1.25
Portfolio turnover rate	10[1]	10	1	7	13	18
Net assets, end of period ($ x 1,000,000)	930	776	687	629	536	616

* Unaudited.
[1] Not annualized.
[2] Annualized.

Summary of Portfolio Holdings as of April 30, 2006, (Unaudited)

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holdings exceeding 1% of the fund's total net assets as of the report date. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the report date, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov.

In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

Holdings by Category		Cost ($ x 1,000)	Value ($ x 1,000)
99.3%	Foreign Common Stock	963,938	1,613,354
0.1%	Short-Term Investment	2,106	2,106
—%	Preferred Stock	46	50
—%	U.S. Treasury Obligation	29	29
—%	Warrants	6	25
—%	Rights	—	—
99.4%	Total Investments	966,125	1,615,564
10.6%	Collateral Invested for Securities on Loan	172,234	172,234
(10.0)%	Other Assets and Liabilities, Net		(162,630)
100.0%	Net Assets		1,625,168

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Foreign Common Stock 99.3% of net assets			
Australia 4.3%			
BHP Billiton Ltd. *(a)*	582,860	0.8	13,246
Other Securities	3,873,498	3.5	56,504
		4.3	**69,750**
Austria 0.2%			
Other Securities	51,211	**0.2**	3,326
Belgium 1.1%			
Fortis	205,652	0.4	7,709
Other Securities	196,016	0.7	11,065
		1.1	**18,774**
Canada 6.9%			
Manulife Financial Corp. *(a)*	122,648	0.5	8,008
Royal Bank of Canada *(a)*	201,446	0.5	8,620
Other Securities	2,625,384	5.9	94,855
		6.9	**111,483**
Denmark 0.6%			
Other Securities	140,531	**0.6**	9,083
Finland 1.3%			
Nokia Oyj	695,222	1.0	15,771
Other Securities	255,790	0.3	5,310
		1.3	**21,081**
France 9.9%			
Axa	244,691	0.6	8,959
BNP Paribas S.A.	119,027	0.7	11,241
Sanofi-Aventis	157,482	0.9	14,850
Societe Generale	58,802	0.6	8,975
Total SA, Class B	99,813	1.7	27,545
Other Securities	1,619,362	5.4	88,942
		9.9	**160,512**
Germany 7.5%			
Allianz AG *(a)*	63,388	0.6	10,605
DaimlerChrysler AG	162,404	0.5	8,902
Deutsche Bank AG	85,835	0.6	10,524
E.ON AG *(a)*	112,817	0.8	13,727
Siemens AG	130,278	0.8	12,333
Other Securities	1,259,092	4.2	65,215
		7.5	**121,306**

Summary of Portfolio Holdings (Unaudited) continued

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Greece 0.2%			
Other Securities	88,317	**0.2**	3,832
Guernsey Isle 0.1%			
Other Securities	90,252	**0.1**	2,060
Hong Kong 0.9%			
Other Securities	1,888,420	**0.9**	14,183
Ireland 0.7%			
Other Securities	491,102	**0.7**	11,246
Italy 3.2%			
Eni S.p.A.	419,043	0.8	12,823
Other Securities	5,739,239	2.4	38,677
		3.2	**51,500**
Japan 20.1%			
Canon, Inc.	127,395	0.6	9,679
Honda Motor Co., Ltd.	128,539	0.6	9,102
Matsushita Electric Industrial Co., Ltd.	328,912	0.5	7,933
Mitsubishi Tokyo Financial Group, Inc.	1,558	1.5	24,359
Mizuho Financial Group, Inc.	1,666	0.9	14,180
Sony Corp.	159,500	0.5	7,799
Sumitomo Mitsui Financial Group, Inc.	1,014	0.7	11,118
Takeda Pharmaceutical Co., Ltd.	130,200	0.5	7,962
Toyota Motor Corp.	426,703	1.5	24,928
Other Securities	11,096,553	12.8	209,960
		20.1	**327,020**
Luxembourg 0.3%			
Other Securities	107,796	**0.3**	4,434
Netherlands 3.9%			
ABN AMRO Holding N.V. *(a)*	300,416	0.6	8,932
ING Groep N.V.	366,162	0.9	14,940
Other Securities	1,530,590	2.4	38,938
		3.9	**62,810**
Norway 0.5%			
Other Securities	245,095	**0.5**	8,665
Portugal 0.2%			
Other Securities	717,379	**0.2**	3,986

Security and Number of Shares		% of Net Assets	Value ($ x 1,000)
Singapore 0.5%			
Other Securities	1,643,766	**0.5**	7,488
Spain 4.0%			
Banco Bilbao Vizcaya Argentaria S.A.	553,038	0.7	12,210
Banco Santander Central Hispano S.A.	1,013,916	1.0	15,651
Telefonica S.A.	777,060	0.8	12,442
Other Securities	829,802	1.5	25,269
		4.0	**65,572**
Sweden 1.7%			
Telefonaktiebolaget LM Ericsson, Class B	2,372,504	0.5	8,420
Other Securities	1,046,467	1.2	19,072
		1.7	**27,492**
Switzerland 7.2%			
Credit Suisse Group	190,854	0.7	11,988
Nestle S.A.	65,820	1.2	20,067
Novartis AG, Reg'd	436,697	1.5	25,029
Roche Holdings AG	111,022	1.1	17,039
UBS AG, Reg'd.	174,299	1.3	20,456
Other Securities	507,180	1.4	22,497
		7.2	**117,076**
United Kingdom 24.0%			
Anglo American plc	228,283	0.6	9,764
AstraZeneca plc	253,064	0.9	13,915
Barclays plc	1,053,619	0.8	13,092
BHP Billiton plc	385,794	0.5	7,934
BP plc	3,302,834	2.5	40,374
GlaxoSmithKline plc	932,267	1.6	26,793
Hilton Group plc	605,157	0.7	10,643
HSBC Holdings plc	1,805,836	1.9	31,160
Lloyds TSB Group plc	895,483	0.5	8,661
Rio Tinto plc	174,387	0.6	9,615
Royal Bank of Scotland Group plc	501,714	1.0	16,318
Royal Dutch Shell plc, Class A	749,220	1.6	25,635
Royal Dutch Shell plc, Class B	434,049	1.0	15,472
Vodafone Group plc	9,862,448	1.4	23,326
Other Securities	30,064,339	8.4	137,973
		24.0	**390,675**

Summary of Portfolio Holdings (Unaudited) continued

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
Short-Term Investment 0.1% of net assets		
Other Securities 4.24% , 05/01/06 2,106,000	**0.1**	**2,106**

Security and Number of Shares

Preferred Stock 0.0% of net assets		
Capital Goods 0.0%		
Other Securities 24,737,941	—	**50**
U.S. Treasury Obligation 0.0% of net assets		
Other Securities 4.65% , 06/15/06 29,000	—	**29**
Warrants 0.0% of net assets		
Other Securities 15,609	—	**25**
Rights 0.0% of net assets		
Other Securities 53,218	—	**–**

End of Investments.

Collateral Invested for Securities on Loan 10.6% of net assets		
State Street Navigator Security Lending Prime Portfolio 172,234		**172,234**

End of collateral invested for securities on loan.

At 04/30/06 the tax basis cost of the fund's investments was $970,698, and the unrealized appreciation and depreciation were $676,649 and ($31,783), respectively, with a net unrealized appreciation of $644,866.

In addition to the above, the fund held the following at 04/30/2006. All numbers are x1,000 except number of futures contracts.

	Number of Contracts	Contract Value	Unrealized Gains
Futures Contract			
Emini MSCI EAFE Index Futures expires 06/01/06	5	479	26

(a) All or a portion of this security is on loan
(b) All or a portion of this security is held as collateral for open futures contracts. Please see the complete schedule of portfolio holdings.

Statement of

Assets and Liabilities

As of April 30, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including securities on loan of $163,769 (cost $966,125)		$1,615,564
Collateral invested for securities on loan		172,234
Cash		1,250
Foreign currency, at value (cost $595)		605
Receivables:		
Fund shares sold		1,437
Dividends		7,509
Interest		1
Reclaims		416
Income from securities on loan		321
Prepaid expenses	+	27
Total assets		**1,799,364**

Liabilities

Collateral invested for securities on loan		172,234
Payables:		
Investments bought		30
Investment adviser and administrator fees		51
Transfer agent and shareholder services fees		19
Trustee fees		2
Due to brokers for futures		1
Fund shares redeemed		1,190
Accrued expenses	+	669
Total liabilities		**174,196**

Net Assets

Total assets		1,799,364
Total liabilities	-	174,196
Net assets		**$1,625,168**

Net Assets by Source

Capital received from investors	$1,234,500
Net investment income not yet distributed	12,530
Net realized capital losses	(271,540)
Net unrealized capital gains	649,678

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	695,045		34,260		20.29
Select Shares	930,123		45,851		20.29

 See financial notes.

Statement of
Operations

For November 1, 2005 through April 30, 2006; unaudited. All numbers are x 1,000.

Investment Income

Dividends (net of foreign witholding taxes of $1,671)		$20,138
Interest		125
Lending of securities	+	577
Total Investment Income		**20,840**

Net Realized Gains and Losses

Net realized gains on investments		25,257
Net realized losses on foreign currency transactions	+	(91)
Net realized gains		**25,166**

Net Unrealized Gains and Losses

Net unrealized gains on investments		245,336
Net unrealized gains on foreign currency transactions		257
Net unrealized gains on futures contracts	+	26
Net unrealized gains		**245,619**

Expenses

Investment adviser and administrator fees		2,901
Transfer agent and shareholder service fees:		
Investor shares		793
Select shares		394
Trustees' fees		7
Custodian fees		236
Portfolio accounting fees		65
Professional fees		24
Registration fees		28
Shareholder reports		20
Other expenses	+	9
Total expenses		4,477
Expense reduction	-	189
Net expenses		**4,288**

Increase in Net Assets from Operations

Total investment income		20,840
Net expenses	-	4,288
Net investment income		**16,552**
Net realized gains		25,166
Net unrealized gains	+	245,619
Increase in net assets from operations		**$287,337**

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		11/1/05–4/30/06	11/1/04–10/31/05
Net investment income		$16,522	$29,254
Net realized gains		25,166	15,815
Net unrealized gains	+	245,619	169,670
Increase in net assets from operations		**287,337**	**214,739**

Distributions Paid

Dividends from net investment income			
Investor Shares		12,022	10,423
Select Shares	+	17,265	14,231
Total dividends from net investment income		**$29,287**	**$24,654**

Transactions in Fund Shares

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		3,995	$73,945	5,337	$85,930
Select Shares	+	2,737	50,876	7,993	128,120
Total shares sold		**6,732**	**$124,821**	**13,330**	**$214,050**
Shares Reinvested					
Investor Shares		882	$15,675	617	$9,445
Select Shares	+	619	11,010	864	13,224
Total shares reinvested		**1,501**	**$26,685**	**1,481**	**$22,669**
Shares Redeemed					
Investor Shares		(4,429)	$(82,141)	(8,209)	$(132,435)
Select Shares	+	(3,966)	(73,433)	(9,795)	(160,690)
Total shares redeemed		**(8,395)**	**$(155,574)**	**(18,004)**	**$(293,125)**
Net transactions in fund shares		**(162)**	**$(4,068)**	**(3,193)**	**$(56,406)**

Shares Outstanding and Net Assets

		11/1/05–4/30/06		11/1/04–10/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		80,273	$1,371,186	83,466	$1,237,507
Total increase or decrease	+	(162)	253,982	(3,193)	133,679
End of period		**80,111**	**$1,625,168**	**80,273**	**$1,371,186**
Net investment income not yet distributed			**$12,530**		**$25,265**

 See financial notes.

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds in this report, which are highlighted:

Schwab Capital Trust (organized May 7, 1993)

Schwab S&P 500 Index Fund
Schwab Institutional Select® S&P 500 Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab MartketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Laudus U.S. MarketMasters Fund™
Laudus Small-Cap MarketMasters Fund™
Laudus International MarketMasters Fund™
Schwab Viewpoints Fund™
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Schwab Investments (organized October 26, 1990)

Schwab 1000 Index® Fund
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab Inflation Protected Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

The Schwab Equity Index Funds, with the exception of Schwab Institutional Select S&P 500 Fund, offer multiple share classes. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares®, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically. Schwab S&P 500 Index Fund offers three classes of shares: Investor Shares, Select Shares® and e.Shares®. Schwab 1000 Index Fund, Schwab Small-Cap Index Fund, Schwab Total Market Index Fund and Schwab International Index Fund each offer two classes of shares: Investor Shares and Select Shares®. Schwab Institutional Select S&P 500 Fund offers one share class.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds (continued)

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

2. Significant Accounting Policies:

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

(a) Security Valuation:

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no quoted value is available or when a significant event has occurred between the time of the security's last close and the time the fund calculates net asset value:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

  The International Index Fund has engaged a third party fair value service provider to systematically recommend the adjustment of closing market prices of securities traded principally in foreign markets. The Board of Trustees regularly reviews fair value determinations made by the Funds pursuant to the procedures.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

• **Mutual funds:** valued at their respective net asset values as determined by those funds in accordance with the 1940 Act for a given day.

(b) Portfolio Investments:

Futures Contract: The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

Forward Currency Contract: The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards" as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counter-parties to the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

Securities Lending: The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter. If the value of the collateral falls below 100%, it will be adjusted the following day.

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

For the period ended April 30, 2006, purchases and sales of securities (excluding short-term obligations) were as follows:

	Purchases	Sales/Maturities
S&P 500 Index Fund	$156,800	$578,942
Institutional Select S&P 500 Fund	230,984	12,837
1000 Index Fund	275,430	535,267
Small-Cap Index Fund	420,016	470,232
Total Stock Market Index Fund	23,328	30,927
International Index Fund	150,246	164,789

(d) Income, Expenses and Distributions:

Income from interest and the accretion of discount is recorded as it accrues. Dividends and distributions from portfolio securities and underlying funds are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds pay dividends from net investment income and make distributions from net realized capital gains once a year.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

(e) Early Redemption Fees:

The funds may impose a short-term redemption fee on any fund shares that are redeemed or exchanged by a shareholder within a specified number of days of the purchase date. For shares purchased on or before 4/29/05 and held less than 180 days, the S&P 500 Index Fund, the 1000 Index Fund, the Small-Cap Index Fund, the Total Market Index Fund and the Institutional Select S&P 500 Fund each charged a redemption fee of .75% and the International Index Fund charged a redemption fee of 1.50%. For shares purchased after

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

4/29/05, the funds charge a redemption fee of 2.00% on shares held 30 days or less. Such amounts are net of the redemption fee proceeds on the Statement of Changes in Net Assets. The redemption fees charged during the current and prior fiscal years were:

	Current Period	Prior Period
S&P 500 Index Fund		
Investor Shares	13	$192
Select Shares	17	200
e.Shares	1	15
Institutional Select S&P 500 Fund	5	40
1000 Index Fund		
Investor Shares	36	151
Select Shares	7	65
Small-Cap Index Fund		
Investor Shares	7	44
Select Shares	—	50
Total Stock Market Index Fund		
Investor Shares	3	38
Select Shares	4	32
International Index Fund		
Investor Shares	4	52
Select Shares	55	106

(f) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

2. Significant Accounting Policies (continued)

Fund	Amount Outstanding at 4/30/06 ($ x 1000)	Average Borrowing* ($ x 1000)	Weighted Average Interest Rate*(%)
Schwab S&P 500 Index Fund	4,236	7,666	4.62
Schwab Institutional Select S&P 500	232	2,833	4.71
Schwab Small-Cap Index Fund	—	4,697	4.82
Schwab Total Stock Market Index Fund	—	2,328	4.69
Schwab International Index Fund	—	404	4.65

* Based on the number of days for which the borrowing is outstanding.

(g) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(h) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

3. Affiliates and Affiliated Transactions:

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to each fund, the investment adviser is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

Average daily net assets	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
First $500 million	0.15%	0.18%	0.30%	0.33%	0.30%	0.43%
Over $500 million	0.09%	0.18%	0.22%	0.28%	0.22%	0.38%
Over $1 billion	0.09%	0.15%	0.22%	n/a	n/a	n/a
Over $5 billion	0.08%	n/a	0.20%	n/a	n/a	n/a
Over $10 billion	0.07%	n/a	0.18%	n/a	n/a	n/a

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions (continued)

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

	Transfer Agent Fees	**Shareholder Service Fees**
Investor Shares	0.05%	0.20%
Select Shares	0.05%*	0.05%*
e. Shares**	0.05%	0.05%

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through February 27, 2007, as follows:

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
Investor Shares	0.37%	0.10%	0.51%	0.60%	0.58%	0.69%

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
Select Shares	0.19%	n/a	0.36%	0.42%	0.39%	0.50%
e.Shares**	0.28%	n/a	n/a	n/a	n/a	n/a

* Transfer agent and shareholder service fee applicable to Institutional Select S&P 500 Fund

** e.Shares is only offered by S&P 500 Index Fund

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other Schwab Funds buy and sell fund shares, particularly Schwab MarketTrack Portfolios, which seek to provide investors with allocated portfolios of Schwab Index funds. As of April 30, 2006, the percentages of fund shares owned by other Schwab Funds are:

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
Schwab MarketTrack Portfolios:						
All Equity Portfolio	—	14.1%	—	7.3%	—	9.8%
Growth Portfolio	—	10.4%	—	8.2%	—	9.3%
Balanced Portfolio	—	0.5%	—	4.5%	—	5.1%
Conservative Portfolio	0.6%	0.1%	—	1.8%	—	2.0%
Schwab Annuity Portfolios:						
Growth Portfolio II	—	—	—	0.4%	—	0.5%

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

3. Affiliates and Affiliated Transactions (continued)

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. As of April 30, 2006, each fund's total security transactions (including in-kind redemptions) with other Schwab Funds were as follows:

S&P 500 Index Fund	$38,351
Institutional Select S&P 500 Fund	38,351
1000 Index Fund	919
Small-Cap Index Fund	151,724
Total Stock Market Index Fund	—
International Index Fund	—

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

4. Federal Income Taxes:

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

As of October 31, 2005, the components of undistributed earnings on a tax basis were as follows:

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

4. Federal Income Taxes (continued)

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
Undistributed ordinary income	$100,796	$13,237	$67,176	$8,490	$11,792	$26,505
Undistributed long-term capital gains	—	—	—	$10,495	—	—
Unrealized appreciation/ depreciation	$1,161,540	$12,192	$2,941,374	$349,478	$153,352	$398,290

As of October 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expire	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
2008	$26,504	—	—	—	—	$1,176
2009	50,224	$16,907	$82,442	—	$1,044	130,942
2010	400,268	27,646	250,409	—	11,486	112,722
2011	72,381	1,609	164,037	—	3,976	39,016
2012	29,212	—	11,942	—	874	8,278
2013	175,897	—	—	—	—	—
Total	**$754,486**	**$46,162**	**$508,830**	—	**$17,380**	**$292,134**

The tax-basis components of distributions for the fiscal year ended October 31, 2005 were:

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
From ordinary income	$144,350	$6,241	$95,632	$11,451	$15,726	$24,654
From long-term capital gains	—	—	—	—	—	—
From return of capital	—	—	—	—	—	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of October 31, 2005, the funds made the following reclassifications:

	S&P 500 Index Fund	Institutional Select S&P 500 Fund	1000 Index Fund	Small-Cap Index Fund	Total Stock Market Index Fund	International Index Fund
Capital shares	$231,642	—	—	—	—	—
Undistributed net investment income	—	—	($189)	—	—	($813)
Net realized capital gains and losses	($231,642)	—	$189	—	—	$813

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 57 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees		
Name and Year of Birth	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 1960	2000 (all trusts).	Chairman of JDN Corporate Advisory LLC. *From 1996 to 2001,* Vice President for Business Affairs and Chief Financial Officer of Stanford University, and *in 2001,* Special Advisor to the President of Stanford University.
		Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[2] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Redwood Trust, Inc. (mortgage finance). Board 3—Director, PMI Group, Inc. (mortgage insurance).

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Retired. Dean Emeritus, Haas School of Business, University of California, Berkeley. *Until February 2004,* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). Board 1—Trustee of the Laudus Trust, Laudus Variable Insurance Trust, The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, each a registered investment company that is part of the mutual fund complex referred to as the "Schwab Mutual Fund Complex."[3] Schwab and/or its affiliates act as the investment adviser to each portfolio in the Schwab Mutual Fund Complex. Board 2—Director, Aphton Corp. (bio-pharmaceuticals). Board 3—Director, Mission West Properties (commercial real estate). Board 4—Director, TOUSA (home building). Board 5—Director, Stratex Networks (network equipment). Board 6—Director, Genitope Corp. (bio-pharmaceuticals). Board 7—Director & Non-Executive Chairman, Solectron Corp. (manufacturing). Board 8—Director, Ditech Communications Corp. (voice communications technology).
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Board 1—Board of Cooper Industries (electrical products, tools and hardware). Board 2—Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 11 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust; President, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; President, Mutual Fund Division, UST Advisers, Inc. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Chief Financial Officer, Mutual Fund Division, UST Advisers, Inc.; Chief Financial Officer, Laudus Trust and Laudus Variable Insurance Trust; Treasurer, Chief Financial Officer and Chief Accounting Officer, Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Premier Equity Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

Asset Allocation Funds
Schwab Viewpoints Fund™
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155-3812